

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE



02024541

NO ACT
P.E 2-8-02
1-03215

Act 1934
Section
Rule 14A-8
Public Availability 2/12/2002

February 12, 2002

Michael H. Ullmann
Secretary
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933-0026

Re: Johnson & Johnson

Dear Mr. Ullmann:

This is in regard to your letter dated February 8, 2002 concerning the shareholder proposal submitted by the Benedictine Sisters Charitable Trust Fund for inclusion in Johnson & Johnson's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that Johnson & Johnson therefore withdraws its December 19, 2001 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Sincerely,

Keir Devon Gumbs
Special Counsel

cc: Sr. Susan Mika, OSB
Benedictine Sisters Charitable Trust Fund
530 Bandera Road
San Antonio, TX 78228

JOHNSON & JOHNSON
ONE JOHNSON & JOHNSON PLAZA
NEW BRUNSWICK, N.J. 08933-0026
TELEPHONE (732) 524-2455

December 19, 2001

Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Johnson & Johnson Shareowner Proposal on "Global Corporate Standards"
(Securities Exchange Act of 1934 – Rule 14a-8)

Dear Ladies and Gentlemen:

This letter is to inform you that it is the intention of Johnson & Johnson, a New Jersey corporation ("J&J" or the "Company") to exclude from its proxy statement and form of proxy for J&J's 2002 Annual Meeting of Shareowners (collectively, the "2002 Proxy Materials") a shareowner proposal (the "Proposal") and statement in support thereof (the "Supporting Statement") received from The Benedictine Sisters Charitable Trust, as well as 10 other shareowners who are also affiliated with the Interfaith Center for Corporate Responsibility (collectively, the "Proponents"). The Proposal seeks to have the Company *"review or amend, where applicable, its code or standards for its international operations and report a summary of this review to shareholders by October 2002."* The lead Proponent's letter, dated November 9, 2001, setting forth the Proposal and the Supporting Statement is attached hereto as Attachment A.

J&J hereby respectfully requests that the staff of the Division of Corporation Finance (the "Staff") concur in our opinion that the Proposal and the Supporting Statement may be properly excluded from J&J's 2002 Proxy Materials for the reasons and on the bases set forth below.

Pursuant to Rule 14a-8(j), enclosed herewith are six (6) copies of this letter and its attachments. Also in accordance with Rule 14a-8(j), a copy of this letter and its attachments is being mailed on this date to each of the Proponents, informing them of the Company's intention to exclude the Proposal and the Supporting Statement from the 2002 Proxy Materials. We intend to file our definitive 2002 Proxy Materials with the Commission on or about March 11, 2002. Accordingly, pursuant to Rule 14a-8(j), this letter is being submitted not less than 80 days before J&J intends to file its definitive proxy statement and form of proxy with the Securities and Exchange Commission.

As discussed more fully below, we believe that the Proposal and the Supporting Statement may properly be excluded from the 2002 Proxy Materials pursuant to the following rules:

1. Rule 14a-8(i)(10), because the Proposal has been substantially implemented;

2. Rule 14a-8(i)(7), because significant elements of the Proposal and the Supporting Statement relate to the Company's ordinary business operations; and

3. Rule 14a-8(i)(3) and Rule 14a-8(i)(6), because the Proposal and the Supporting Statement violate the proxy rules and regulations, by being vague and indefinite, and therefore misleading and beyond the Company's ability to effectuate.

BASES FOR EXCLUSION

1. J&J Has Substantially Implemented the Proposal.

The Proposal and the Supporting Statement may be excluded in their entirety pursuant to Rule 14a-8(i)(10), which permits the exclusion of a stockholder proposal when a company has already substantially implemented the elements of the proposal. As discussed in Section I below, J&J already has in place substantial policies and procedures that address the issues and concerns of the Proposal, and has already undertaken and issued a report that constitutes the type of review and report that the Proposal seeks to implement.

2. The Proposal and the Supporting Materials Deal with Matters Relating to J&J's Ordinary Business Operations.

The Proposal should be excluded under Rule 14a-8(i)(7) because it relates to the Company's ordinary business operations. The Proposal deals with the way in which J&J determines how to comply with the laws and regulations of the states and nations in which the Company operates, something that is at the core of a company's ordinary business operations and decisions.

3. The Proposal and the Supporting Statement Violate the Proxy Rules.

The Proposal should be excluded under Rules 14a-8(i)(3) and 14a-8(i)(6) because the statements contained in the Proposal are so vague, misleading and indefinite that neither the shareowners voting on the Proposal nor the Company would be able to determine what actions are to be taken.

I. J&J HAS SUBSTANTIALLY IMPLEMENTED THE PROPOSAL

The Proposal and the Supporting Statement may properly be excluded pursuant to Rule 14a-8(i)(10), which permits the exclusion of a stockholder proposal when a company has already substantially implemented the elements of the Proposal.[1] Release No. 34-40018 (May 21, 1998) (the "1998 Release") notes that this rule merely reflects the interpretation adopted in Exchange Act Release No. 20091 (Aug. 16, 1983) under former Rule 14a-8(c)(10). Pursuant to the 1983 interpretation, the Staff has stated that "a determination that the Company has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (available Mar. 28, 1991).

J&J has already adopted multiple policies and published a report, as more fully described below and in Attachments B, C, D and E, that address, report and cause continuous and ongoing review of the issues and concerns expressed in the Proposal and therefore has already done, and continues to do, what the Proposal asks, thereby rendering the Proposal moot.

When a company can demonstrate that it has already adopted policies or taken actions to address each element of a stockholder proposal, the Staff has concurred that the proposal has been "substantially implemented" and may be excluded as moot. *See, e.g., Nordstrom Inc.* (available Feb. 8, 1995) (proposal that company commit to code of conduct for its overseas suppliers that was substantially covered by existing company guidelines was excludable as moot). To the same effect, *see also The Gap, Inc.* (available Mar. 8, 1996). As discussed below, J&J's governing standards and current reports compare favorably with--and in many cases go beyond--the standards and review set forth in the Proposal, demonstrating that J&J has substantially implemented the Proposal, rendering it moot.

A. The Company's "Healthy People, Healthy Planet: 2000 Environmental, Health and Safety Sustainability Report" is a summary report of a review of the Company's international operations.

The Company has already substantially implemented the Proposal because the "Healthy People, Healthy Planet: 2000 Environmental, Health and Safety Sustainability Report" (the "Sustainability Report") embodies precisely the type of review and report that the Proposal seeks to implement. A copy of the Sustainability Report is attached hereto as Attachment B.

The Sustainability Report was prepared in accordance with the Sustainability Reporting Guidelines, dated June 2000, developed under the Global Reporting Initiative

---

[1] The Company notes in this regard, however, that to the extent some portion of a proposal may be properly excluded on another basis, a company need only establish that it has "substantially implemented" the remaining portion of a proposal in order to properly exclude the balance as well. *See Exxon Corp.* (available Feb. 28, 1992) (proposal relating to MacBride principles excludable partly under Rule 14a-8(c)(7) and partly under 14a-8(c)(10)).

(the "GRI"). The GRI was established in late 1997, and is a global, multi-stakeholder effort to create a common framework for voluntary reporting of the (1) economic, (2) environmental and (3) social impact of organization-level activity. The GRI mission elevates the comparability and credibility of sustainability practices worldwide. The GRI incorporates the active participation of business, accountancy, human rights, environmental, labor and governmental organizations.

Each of the points made in the Supporting Statement and the Proposal directly correlate to the three categories of reporting emphasized by the GRI. The Sustainability Report, which spans twenty-six pages, concisely summarizes the Company's strategic vision in these areas:

- **Environmental Affairs.** The Company is committed to environmental leadership, instilling the highest environmental values in all employees and utilizing the best environmental practices.

- **Health & Wellness.** The Company is committed to optimizing the health, well-being and productivity of J&J employees.

- **Safety & Industrial Hygiene.** The Company is committed to making J&J the world leader in health and safety by creating an injury-free workplace.

In the section on "Environmental Performance," the Sustainability Report examines the Company's policies and performance in the areas of reducing energy usage, reducing packaging materials usage, reducing water usage, reducing emissions, effluents and waste, increasing solid waste recycling, protecting biodiversity, implementing a product development model that fully integrates environmental considerations into product conceptualization and design, and complying with environmental regulations. Through the use of numerous easy-to-read charts and graphs, the Sustainability Report clearly illustrates the Company's performance for the reader.

In the section on "Health and Wellness," the Sustainability Report details the Company's efforts to employ ergonomic improvements to reduce workplace injuries, provide onsite physical therapy for employees, provide employees a HealthLine staffed by registered nurses, address and manage stress among employees, provide an Employee Assistance Program to help employees and family members resolve personal issues and problems, and provide services in the areas of medical surveillance and injury/illness prevention.

The Sustainability Report's section on "Safety and Industrial Hygiene" includes reports on the Company's performance in the areas of increasing ergonomic awareness to reduce work-related illness, managing exposures to hazardous substances, machine safety, safety innovations in manufacturing processes and fleet safety among those who operate the Company's vehicles.

The Sustainability Report further details how J&J has made awareness, reporting and innovation Company goals for management and workers alike. As the report shows, the corporate structure has been designed with these benchmarks in mind. The responsibility for overseeing the implementation of these values falls first and foremost on the management and workers in J&J's individual plants, who are in the best position to rate performance; then the responsibility is passed up the chain of command so that all members of management are held responsible. The comprehensive and detailed nature of the Sustainability Report indicate that the Company has already substantially implemented the Proposal, the crux of which calls for just this type of report.

B. The Company has already adopted and implemented a policy on business conduct; senior management must certify compliance with the policy on a yearly basis.

In addition to the Sustainability Report, the Company has adopted a comprehensive Policy on Business Conduct (the "PBC"), which contains the basic rules and policies governing the Company's business practices around the world. The guidelines and values contained in the PBC demonstrate that the Company has substantially implemented each of the numbered items raised in the Proposal and Supporting Statement. A copy of the PBC is attached hereto as Attachment C.

The section of the PBC most directly related to the Proposal deals with "Compliance with Laws and Regulations." Key points and assertions include:

- It is the policy of J&J to comply with the laws of each country in which our companies do business.

- It is the responsibility of each company's management and employees to be familiar with the laws and regulations which relate to their business responsibilities and to comply with them.

- The Law Department of the Company conducts periodic programs to help our companies and employees understand and comply with applicable laws and regulations.

The Company, through the PBC, has displayed its commitment to adhering to and abiding by existing laws and regulations designed to protect human rights, ensure against the use of child and forced labor, safeguard workers' health and safety, and protect the environment. The considerations outlined in the Supporting Statement to the Proposal are specific examples of what the PBC was designed to monitor and address. The Company has recognized that any workable set of principles must be broad in order to be useful. The PBC encourages all employees, when faced with dilemmas or questionable work-related circumstances, to discuss such things with their manager or senior management.

The Company's commitment to the PBC is aptly demonstrated by the fact that each year the senior management of over 100 of J&J's operating companies must sign a certificate of compliance with the PBC, certifying as follows:

1. The senior manager has read and understands the PBC.

2. The senior manager has examined the records of his or her operating company and determined that the PBC has been formally adopted by

the board of directors or other governing body of such operating company as a policy which by its terms is binding on all directors, officers and employees of such operating company.

3. The PBC has been disseminated within the respective operating company in a manner which, in the senior manager's good-faith judgment, insures that all directors, officers and employees of such company understand their responsibilities under the PBC.

4. Management clearly recognizes primary responsibility to devise, establish and maintain an effective system of internal controls and can demonstrate that such controls are periodically appraised and documented.

5. Except as specifically identified, the respective operating company and all of the directors, officers and employees, to the best of his or her knowledge and good-faith belief, complied with the PBC at all times during the respective fiscal year.

Such mandated accountability is exactly the type of policy that can effectively monitor the items of concern that the Proposal addresses. Things such as seeing that no forced or child labor is used, overseeing occupational health and safety, and environmental compliance are best realized when those in the best position to do so are held accountable. By holding local senior management, as well as other senior managers, responsible for what happens in their particular workplace, the Company has taken preventive steps to ensure that effective monitoring and reporting will take place.

C. J&J's Credo expresses core values that are responsive to the concerns of the Proposal and thus show substantial implementation.

Perhaps the single most important document to the Company is its Credo. Originally written in 1943, the Credo summarizes the Company's most important and basic values that drive our behavior and shape our policies. Adherence to the Credo is an important consideration when the Company evaluates employees and management. A copy of the J&J Credo is attached hereto as Attachment D.

The Proposal calls for the Company to review its "code or standards." When the Company evaluates its employees' performance, it is reviewing its "code or standards" by looking to the Credo. The Credo is, in effect, one overarching policy that forms the backbone of the Company.

The Credo is directly responsive to the items contained in the Proposal, as evidenced by these excerpts:

- We are responsible to our employees, the men and women who work with us throughout the world. We must respect their dignity and recognize their merit. They must have a sense of security in their jobs.

- Compensation must be fair and adequate, and working conditions clean, orderly and safe.

- We must be mindful of ways to help our employees fulfill their family responsibilities.

- We are responsible to the communities in which we live and work and to the world community as well.

- We must encourage civic improvements and better health and education.

- We must maintain in good order the property we are privileged to use, protecting the environment and natural resources.

D. **The Company already has a Policy on the Employment of Young Persons**

The Company has in place a Policy on the Employment of Young Persons (the "Child Labor Policy"). The Child Labor Policy regulates the age of people that the Company will employ, and also sets health, safety and hours standards. A copy of the Child Labor Policy is attached hereto as Attachment E.

In addition, the Child Labor Policy states that the Company and its affiliates worldwide shall not engage any company to manufacture any product or a component of a product unless such company has entered into an enforceable written agreement to comply with the Child Labor Policy, and additionally agrees to submit to periodic compliance inspections, maintain the records necessary to demonstrate compliance and provide annual certifications of compliance. If any such manufacturer shall be found to be in breach of such agreement, the manufacturer's engagement shall be terminated.

The Child Labor Policy, when coupled with the reporting and compliance obligations of the PBC and the Credo, demonstrate the Company's substantial implementation of the second point under the Supporting Statement to the Proposal, which deals with exactly these issues.

****

The values expressed by J&J through its Credo and the other policies and reports annexed hereto as Attachments "compare favorably with" the statements in both the recitals to the Proposal and the Supporting Statement. *Texaco, Inc.* (available Mar. 28, 1991). Because the Company already monitors the items set forth in the Proposal, the Proposal has been "substantially implemented" and thus may be properly excluded from the Company's 2002 Proxy Materials pursuant to Rule 14a-8(i)(10).

The Proposal ends by saying, "[w]e believe a company needs comprehensive global standards to guide its decisions in order to compete successfully." In short, the Sustainability Report, the Policy on Business Conduct, the Credo and the Child Labor Policy evidence that J&J has just such global standards. For these reasons, we believe that the Proposal has already been substantially implemented.

II. THE PROPOSAL AND THE SUPPORTING MATERIALS DEAL WITH MATTERS RELATING TO J&J'S ORDINARY BUSINESS OPERATIONS

The Proposal and Supporting Statement also may properly be excluded pursuant to Rule 14a-8(i)(7), which permits the exclusion of stockholder proposals dealing with matters relating to a company's "ordinary business" operations. According to the Commission's Release accompanying the 1998 amendments to Rule 14a-8, the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for stockholders to decide how to solve such problems at an annual meeting." (The 1998 Release). The 1998 Release contemplated that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis" that they are not proper subjects for stockholder proposals, including, in particular, proposals relating to "the management of the workforce, such as the hiring, promotion, and termination of employees...." Importantly, although it reversed the Staff's position in *Cracker Barrel Old Country Stores, Inc.* (available Oct. 13, 1992) with respect to the automatic exclusion of employment-related stockholder proposals raising social policy issues, the 1998 Release specifically stated that "[r]eversal of the [Cracker Barrel] position does not affect the Division's analysis of any other category of proposals under the exclusion, *such as proposals on general business operations.*" (emphasis added). Pursuant to the amended rules, the Staff will determine excludability under the "ordinary business" standard on a case-by-case basis, taking into account such factors as the nature of the proposal and the circumstances of the company to which it is directed.

The Proposal seeks to have J&J review its policies designed to protect "civil, political, social, cultural and economic" human rights. The inclusion of "economic human rights" is an attempt to couch something that is the paradigm of an ordinary business decision—employees' wages and hours—in the language of a significant policy issue. This conclusion is borne out by the fact that the only assertion in the recitals to the Proposal that could be construed as touching on an "economic human right" states that the company should assure shareholders that its employees are "paid a sustainable living wage wherever they work in the global economy." The Staff has on numerous occasions concurred in the opinion that an employer's policies with respect to wage adjustments and to so-called "living wage" determinations relate to the employer's "ordinary business," and thus that stockholder proposals involving such policies may properly be excluded pursuant to Rule 14a-8(i)(7). *See, e.g., Wal-Mart Stores, Inc.* (available Mar. 15, 1999); *Kmart Corp.* (available Mar. 12, 1999); *The Warnaco Group* (available Mar. 12, 1999).

The Proposal calls for the Company to review itself with respect to certain issues and report a summary of this review. In effect, the Proposal asks the Company to monitor itself. Companies, large and small, monitor themselves on a daily basis. Studies are done, reports are drawn up, and changes are made on an ongoing basis—in the ordinary course of business. The monitoring goes on in areas such as occupational health and safety, the handling of hazardous wastes, and environmental standards, all of which the Proposal seeks to address. The Proposal seeks to dress up these ordinary business decisions as a "review" of significant policy issues, but when stripped down they are still ordinary business decisions.

The Proposal deals with the way in which J&J determines how to comply with the laws and regulations of the states and nations in which the Company operates, something that is at the core of a company's ordinary business operations and decisions. The Proposal never makes it quite clear which particular significant social policies would be redressed by the review that it contemplates.

The Staff has on a number of occasions concurred that proponents may not circumvent the prohibition on ordinary business matters by bundling them with significant policy issues. *See, e.g., Wal-Mart Stores, Inc.* (available Mar. 15, 1999) (exclusion of proposal requiring company to report on actions it has taken to ensure that its suppliers do not, among other things, use slave or child labor permitted where a single element to be included in the report related to ordinary business matters); *Kmart Corp.* (available Mar. 12, 1999) and *The Warnaco Group* (available Mar. 12, 1999) (both reaching the same result as *Wal-Mart Stores* with respect to a similar proposal); *Chrysler Corp.* (available Feb. 18, 1998) (proposal requiring company to review and report on its international codes and standards in six areas, including human rights, child labor and environmental standards, was properly excludable where one item related to ordinary business and another was "susceptible to a variety of interpretations, some of which could involve ordinary business matters"). Accordingly, because the Proposal and Supporting statement relate to ordinary business matters, we believe that the Company may properly exclude the Proposal and the Supporting Statement in their entirety from the 2002 Proxy Materials.

III. THE PROPOSAL AND THE SUPPORTING STATEMENT VIOLATE THE PROXY RULES AND ARE BEYOND J&J'S ABILITY TO EFFECTUATE

The Proposal and the Supporting Statement may properly be omitted from the 2002 Proxy Materials pursuant to Rule 14a-8(i)(3), which allows the exclusion of a stockholder proposal where the proposal or supporting statement is contrary to any of the Commission's proxy rules and regulations. First, the Proposal and Supporting Statement are misleading, vague and indefinite, in violation of Rule 14a-9, which prohibits materially false and misleading statements in proxy solicitation materials. In addition, because the Proposal and Supporting Statement are vague, they may also be omitted from the 2002 Proxy Materials under Rule 14a-8(i)(6) because neither the shareowners voting on the Proposal nor the Company would be able to determine what action is required to be taken.

The Proposal may be excluded pursuant to Rule 14a-8(i)(3) because it contains vague, false and misleading statements. A stockholder proposal or supporting statement may be excluded under Rule 14a-8(i)(3) when it is "contrary to any of the Commission's proxy rules, including [Rule] 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." A proposal is sufficiently vague and indefinite to justify its exclusion where "neither the stockholders voting on the proposal, nor the Company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires."

Philadelphia Electric Co. (available Jul. 30, 1992). *See also Bristol-Myers Squibb Co.* (available Feb. 1, 1999).

On a closely related point, a proposal may also be excluded pursuant to Rule 14a-8(i)(6) if it "is so vague and indefinite that [the company] would be unable to determine what action should be taken." *Int'l Business Machines Corp.* (Jan. 14, 1992); *Dyer v. SEC*, 287 F.2d 773, 781 (8th Cir. 1961) ("it appears to us that the proposal as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the Board of Directors or the stockholders at large to comprehend precisely what the proposal would entail.")

The Proposal is vague and misleading because stockholders will not know what they are being asked to consider and vote on from the face of the Proposal and Supporting Statement. The recitals to the Proposal state, "[w]e believe global companies need to implement comprehensive codes of conduct, such as those found in the "Principles for Global Corporate Responsibility: Bench Marks for Measuring Business Performance" (the "Bench Marks"). In the resolution itself, the Proposal directs the Board of Directors to "review or amend, where applicable, its code or standards." And finally, the last sentence of the Supporting Statement says, "[w]e believe a company needs comprehensive global standards to guide its decisions in order to compete successfully in the 21st Century."

It is unclear whether the Resolution contemplates amending the Company's code or standards so as to actually implement the Bench Marks, or similar pronouncements. If so, then the stockholder is not provided with the text of Bench Marks (which runs eighty pages) or any similar document, and thus does not know the full extent of what the Proposal entails. If not, then the definition of what comprises the Company's "code or standards" is never adequately explained (does it, for instance, include the Company's quality standards for its products?).

In addition, if one assumes the Proposal directs the Board of Directors to review or amend the code or standards based on the values and assertions made in the recitals (a conclusion which itself isn't altogether clear), then the Board is still given no concrete guidance. The recitals include statements such as, "[o]ur company should be in a position to assure shareholders that its employees are treated fairly and paid a sustainable living wage wherever they work in the global economy." "Fairness" can be an amorphous and difficult to define concept, based largely on subjective criteria. This is amplified by the statement "wherever they work in the global economy."

The first point under the Supporting Statement recommends that the proposed review by the Board include a description of policies designed to protect human rights consistent with "International Labor Organizations' core labor standards." The absence of the article "the" in front of "International Labor Organizations'" makes it appear that the Proposal is referring generically to international labor organizations (if this is the case, then core labor standards of labor organizations most certainly vary greatly from country to country, making a course of action indeterminable), something which is contradicted by the fact that the phrase is capitalized as a proper noun. Perhaps the Proposal is referring to the International *Labour* Organization. If this is the case then, while this organization does have a rather lengthy set of labor standards, the stockholder is not made aware of exactly which of these constitute their *core* labor standards. A shareowner voting on the Proposal would not be able to determine "with any reasonable certainty exactly what actions or measures the proposal requires." *Philadelphia Electric Co.* (available Jul. 30, 1992).

The above points are amplified when one considers that it is altogether unclear what the proposal means by "substantial code of conduct." This could mean many different things, and is never defined with any certainty in the Proposal. As already explained in Section I above, J&J already undertakes all of the propositions contained in the Proposal.

Given the above, a shareowner voting on the Proposal would not know the full scope of what the Proposal entails, and the Company would be unable to determine what actions should be taken if the Proposal were successful. For these reasons, the Proposal and Supporting Statement are impermissibly vague and indefinite within the meaning of Rule 14a-9, and thus may be properly excluded from the Company's 2002 Proxy Materials pursuant to Rule 14a-8(i)(3) and Rule 14a-8(i)(6).

CONCLUSION

For the foregoing reasons, we respectfully request that the Staff concur in our opinion that the Proposal and Supporting Statement may be properly excluded from J&J's 2002 Proxy Materials.

If you have any questions relating to this request or if you require any additional information, please feel free to give me a call at Johnson & Johnson at **(732) 524-2464.** In the event that the Staff disagrees with the conclusions expressed herein, or requires any information in support or explanation of the Company's position, we would appreciate an opportunity to confer with the Staff before issuance of its response.

We request that you acknowledge receipt of this letter and the enclosures by stamping and returning the enclosed additional copy of the cover page of this letter using the enclosed self-addressed stamped envelope.

Thank you for your prompt attention to this matter.

Very truly yours,



Michael H. Ullmann
Corporate Secretary &
Assistant General Counsel

cc:

Sister Susan Mika
The Benedictine Sisters Charitable Trust

Rev. Gordon Judd, CSB
Sisters of Mercy Regional Community of Detroit
(continued)
Mr. Adam Kanzer
Domini Social Investments LLC

Rev. Joseph P. LaMar, MM
Maryknoll Fathers & Brothers

Mr. Jim Madden
Progressive Improvement Management

Sister Claire Regan
Sisters of Charity, New York

Sr. Stella Storch
Congregation of Sister of St. Agnes

Mr. Mark A. Regier
MMA Proxis Mutual Funds

Ms. Cathy Rowan
Maryknoll Sisters

Brothers George Schmitz, CSC, Provincial
Congregation of Holy Cross

Ms. Connie J. Takamine
General Board of Global Ministries
The United Methodist Church

Amy L. Goodman, Esq.
Gibson, Dunn & Crutcher LLP

Attachment A



Benedictine Sisters

Charitable Trust
530 Bandera Road
San Antonio, TX 78228
210-735-4988 phone
210-735-2615 fax

November 9, 2001

Ralph Larsen
Johnson and Johnson
One Johnson and Johnson Plaza
New Brunswick, NJ 08933

Dear Mr. Ralph Larsen,

The Benedictine Sisters Charitable Trust continues to urge Johnson and Johnson to consider updating our company's global code of conduct.

I am hereby authorized to notify you of our intention to file a shareholder resolution with Johnson and Johnson. The resolution asks the company to: **RESOLVED,** the shareholders request the Board of Directors to review or amend, where applicable, its code or standards for its international operations and report a summary of this review to shareholders by October 2002.

The Benedictine Sisters Charitable Trust submits this resolution for inclusion in the proxy statement, in accordance with Rule 14, A-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. We are joining with other religious groups in filing this resolution.

The Benedictine Sisters Charitable Trust owns at least $2,000 worth of stock in the company. A letter from the custodian of our portfolio will follow to verify our ownership and that we will maintain ownership of at least $2,000.00 worth of stock until after the annual meeting.

If you should, for any reason, desire to oppose the adoption of this proposal at the stockholders' annual meeting, please include in Johnson and Johnson's proxy material the stockholder resolution and supporting statement as required by the aforementioned Rules and Regulations.

The Benedictine Sisters Charitable Trust is considered to be the primary contact for this resolution.

Thank you for your attention to this. We remain open to dialogue on this topic.

Sincerely,



Sr. Susan Mika
Corporate Responsibility Program

cc: David Schilling
ICCR
475 Riverside Drive, Room 550
New York, NY 10115

Jim Donovan
SRIC
P.O. Box 90238
San Antonio, TX 78209

PROPOSAL FOR A GLOBAL SET OF CORPORATE STANDARDS

Whereas, our company, as a global corporation, faces numerous complex problems as the international context within which our company operates is becoming increasingly diverse as we enter the new millennium.

A new poll on corporate social responsibility found that 60% of Americans that own shares say that a company's record on its broader social responsibilities influenced their decision to purchase or sell its shares. Respondents ranked "equal and fair treatment of all employees" more highly than "providing quality products at the lowest possible price" as a key expectation of corporate behavior. (Environics International, 2/2001)

Companies are faced with important concerns arising from diverse cultures and political and economic contexts. These concerns require management to address issues that include human rights, workers' right to organize and bargain collectively, non-discrimination in the workplace and sustainable community development. Companies should find effective ways to eliminate the use of child labor, forced labor, bribery and harmful environmental practices.

We believe global companies need to implement comprehensive codes of conduct, such as those found in the "Principles for Global Corporate Responsibility: Bench Marks for Measuring Business Performance," developed by an international group of religious investors. Companies need to formulate policies, programs and practices to address the challenges they face in the global marketplace.

Our company should be in a position to assure shareholders that its employees are treated fairly and paid a sustainable living wage wherever they work in the global economy. One important element of ensuring compliance is the utilization of independent monitors made up of respected local human rights, religious and other non-governmental organizations that know the local culture. A number of global companies are developing credible code enforcement mechanisms that include independent monitoring.

Improving the quality of life for employees and their communities can lead to increased productivity and enhance the bottom line for the company.

RESOLVED, the shareholders request the Board of Directors to review or amend, where applicable, its code or standards for its international operations and report a summary of this review to shareholders by October 2002.

Supporting Statement

We recommend the review include:

1. A description of policies which are designed to protect human rights – civil, political, social, cultural and economic – consistent with respect for human dignity and International Labor Organizations' core labor standards.

2. A report of efforts to ensure that the company does not employ children under the age of fifteen, or younger than the age of completing compulsory education in the country of manufacture where such age is higher than fifteen.

3. A report of company policies ensuring that there is no use of forced labor, whether in the form of prison labor, indentured labor or bonded labor.

4. Establishment of consistent standards for workers' health and safety, practices for handling hazardous wastes and protection of the environment, as well as promoting a fair and dignified quality of life for workers and their communities.

We believe a company needs comprehensive global standards to guide its decisions in order to compete successfully in the 21st Century.

Attachment B

Healthy People



Healthy Planet

Environmental, Health and Safety

Sustainability Report

Johnson & Johnson

This report has been prepared in accordance with the Sustainability Reporting Guidelines, dated June 2000, developed under the Global Reporting Initiative (GRI). The GRI was established in late 1997 with the mission of developing voluntary, globally applicable guidelines for corporate reporting on environmental, economic and social performance. Convened by the Coalition for Environmentally Responsible Economies (CERES) in partnership with the United Nations Environment Programme (UNEP), the GRI incorporates the active participation of corporations, non-governmental organizations, accountancy organizations, business associations and other stakeholders from around the world.

For additional information on Johnson & Johnson programs and performance, use the reply card enclosed in this report or contact:

Karl F. Schmidt
Vice President, Worldwide Environmental Affairs
Johnson & Johnson
One Johnson & Johnson Plaza
New Brunswick, NJ 08933

e-mail: kschmid@corus.jnj.com
Web site: www.jnj.com

CONTENTS



Healthy people, healthy planet



Ralph S. Larsen



Robert N. Wilson

Responsibility to our customers, our employees, our communities and our shareowners... this is the pledge embodied in Our Credo. It is a pledge that Johnson & Johnson is proud to uphold and maintain. Our efforts to conserve resources, promote employees' safety and health, and enhance the quality of life in our communities all flow directly from our Credo commitment.

Our Credo outlines fundamental principles that apply not only to our corporation as a whole, but to our individual decisions and actions as Johnson & Johnson employees. It is the collective power of our employees, in turn, that allows us to innovate, improve our processes, care for each other and the planet, ensure the health and safety of our employees, and reach out to our neighbors in positive ways. The Johnson & Johnson Credo articulates a sustainable vision in which our work today helps future generations enjoy economic growth, social progress and a healthy environment.

For us to continue pursuing this model of sustainable growth, we must maintain and improve our corporation's competitiveness in the marketplace. We have established four strategic imperatives to achieve this:

Innovation encouraging people to question the way we do things and aggressively seek new methods, products and processes

Process Excellence employing Six Sigma tools to improve quality in all of our business functions and incorporate a team approach to data collection, analysis and problem solving

The Internet connecting with customers and within the organization to improve efficiency and quality

Flawless Execution demanding high performance from each business unit and, by extension, each individual

These imperatives guide all of our business activities and are illustrated throughout this report. Maintaining our focus on the four strategic imperatives drives progress toward our environmental, health, safety and sustainable development goals.

Johnson & Johnson is recognized as a world leader in environmental, health and safety programs and performance. Our challenges are to strive for greater improvement; strengthen and develop new partnerships with suppliers, neighbors and other stakeholders; and continue to work toward our ultimate goal – *"Healthy people, healthy planet."*

Ralph S. Larsen
Chairman of the Board
and Chief Executive Officer

Robert N. Wilson
Senior Vice Chairman of the Board
Chairman, Worldwide Environmental Steering Committee

Executive Summary and Key Indicators

Energy Usage ▼

Goal: 10% cumulative reduction 1991-1996, revised to 25% cumulative reduction 1991-2000
Actual: 23.1% cumulative reduction 1991-2000 (765 million pounds cumulative avoidance of CO_2 1991-2000)

Packaging Usage ▼

Goal: 10% cumulative avoidance 1992-1996, revised to 25% cumulative avoidance 1992-2000
Actual: 27% cumulative avoidance 1992-2000

Office Paper Usage ▼

Goal: 50% reduction 1991-1996
Actual: 64% reduction 1991-2000

Water Usage ▼

79% reduction 1993-2000

Toxic Chemical Releases ▼

Goal: 90% reduction 1987-1995
Actual: 95% reduction 1991-2000

Hazardous Waste Generation ●

Goal: 10% reduction 1991-2000
Actual: 19% reduction 1991-2000

Solid Waste Disposal ▼

Goal: 50% reduction 1991-2000
Actual: 77% reduction 1991-2000

Recycling ▲

83% increase 1991-2000

Wastewater Disposal ▼

88% reduction 1993-2000

Accidental Releases & Non-Compliance Events ▲

74% reduction 1995-2000

Lost Workday Case Rate ▼

57% reduction 1991-2000
0.12 lost workday cases per 100 employees in 2000

Severity Rate ▼

70% reduction 1991-2000
2.75 lost workdays per 100 employees in 2000

Serious Injury/Illness Rates ▼

43% reduction 1991-2000
0.04 serious injury/illness per 100 employees in 2000

Fleet Rates ▼

28% reduction 1992-2000
6.85 accidents per million miles driven in 2000

Fires ▼

75% reduction 1991-2000
40 fires in 2000

Note: Environmental goals are indexed to net trade sales with the exception of energy and packaging.

▼ Reduction from 1999 ▲ Increase from 1999 ● No change

Company Profile

Background

Johnson & Johnson has 98,500 employees and is the world's most comprehensive and broadly based manufacturer of health care products for the consumer, pharmaceutical and professional markets. We have 194 operating companies in 51 countries around the world, selling products in more than 175 countries. Our net sales were $29.1 billion in 2000, 42 percent of which represents non-domestic sales. The Company's stock is publicly traded on the New York Stock Exchange (ticker symbol JNJ).

Johnson & Johnson is broadly organized into three business segments:

Pharmaceutical	Professional	Consumer
41% OF NET SALES IN 2000	35% OF NET SALES IN 2000	24% OF NET SALES IN 2000
Develops medicines in areas that include gastroenterology, oncology, immunotherapy, cardiovascular disease, mental illness and diseases of the nervous system and dermatology, as well as family planning products.	Manufactures and markets products used by medical professionals for surgery, patient care, wound closure, diagnosis, blood testing and related medical purposes. Some examples of these products include surgical instruments; needles and sutures; orthopaedic products for joint repair and replacement; blood glucose monitoring systems and disposable contact lenses.	Includes a variety of products for skin and hair care, sanitary protection, wound care, oral care, baby care and nonprescription drugs. Some of the company's familiar brand names are NEUTROGENA, O.B., STAYFREE, BAND-AID, CLEAN & CLEAR, REACH, JOHNSON'S, TYLENOL, MOTRIN, IMODIUM A-D and MYLANTA.

Report Coverage

This environmental, health and safety report updates the information in the 1999 Johnson & Johnson report. The data reported here cover all worldwide manufacturing and research operations unless otherwise noted.

Johnson & Johnson is a dynamic organization. Over the past 10 years, we have acquired 42 businesses and divested 21 businesses or product lines. During 2000, we completed the integration of Centocor, a major acquisition that began in 1999. No major acquisitions or divestitures were made in 2000. Our performance data for each year, as presented in this report, represent a "snapshot" of the corporation in that year.

Other Available Corporate Reports

This report focuses on management and performance with respect to environmental, health and safety programs. For more information on our financial performance, please refer to our Annual Report. Details on our corporate philanthropy and social responsibility efforts are available in our Worldwide Contributions Program Annual Report.

For copies of these reports or for more information on Johnson & Johnson, visit www.jnj.com.

"Healthy people, healthy planet"

This vision continues to be a simple and compelling statement of our commitment to Johnson & Johnson employees and to the world. Healthy people, healthy planet is a theme that springs from the Johnson & Johnson Credo — our framework for ethical business conduct.

Johnson & Johnson's commitment to sustainable growth is grounded in our products and services, which are designed to prevent and treat illness and improve the quality of life. To strengthen and expand our ability to meet customer needs, we must maintain the fiscal health of the corporation and be outstanding stewards of our human and natural resources, our corporate reputation and our shareowners' trust. Our strategy for achieving sustainable growth is grounded in four imperatives: *innovation, process excellence, the Internet and flawless execution.* We recognize that the increasingly global private sector has more power than ever before. With this power comes more responsibility, and we take that responsibility quite seriously at Johnson & Johnson.

Our vision for sustainable growth emphasizes leadership and excellence in all that we do. We strive for an injury-free workplace. We are expanding our initiatives to promote the health and well-being of our employees. We will continually reduce the environmental footprint of our corporation. We believe that setting high standards in these areas — and meeting them — is our responsibility and is good business.



On September 28, 2000, Ralph S. Larsen, Chairman and Chief Executive Officer of Johnson & Johnson, planted an Irish Oak Tree at the DePuy Ireland facility in Ringaskiddy to commemorate DePuy's commitment to conserving the local environment for future generations.

Sustainable growth is grounded in four imperatives:

INNOVATION
encouraging people to question the way we do things and aggressively seek new methods, products and processes

PROCESS EXCELLENCE
employing Six Sigma tools to improve quality in all of our business functions and incorporate a team approach to data collection, analysis and problem solving

THE INTERNET
connecting with customers and within the organization to improve efficiency and quality

FLAWLESS EXECUTION
demanding high performance from each business unit and, by extension, each individual

Policies and Organization

For more than 50 years, Johnson & Johnson's core values have been embodied in Our Credo, which sets forth the Company's responsibilities to customers, employees, communities and shareowners. The corporation's policies and practices have grown out of our Credo commitments to product quality, employee health and well-being, environmental protection, social outreach and sustainable business practices.

Environmental, Health & Wellness and Safety Policies

The worldwide strategic visions for Environmental Affairs, Health & Wellness and Safety & Industrial Hygiene express the high expectations and standards we have set for ourselves at Johnson & Johnson.

Environmental Affairs Strategic Vision

We are committed to environmental leadership, instilling the highest environmental values in all employees, utilizing the best environmental practices in all we do and focusing on sustainable growth.

Health & Wellness Strategic Vision

We are committed to optimizing the health, well-being and productivity of Johnson & Johnson employees.

Safety & Industrial Hygiene Strategic Vision

We are committed to making Johnson & Johnson the world leader in health and safety by creating an injury-free workplace.

Social Policies

Johnson & Johnson is widely recognized for our family-friendly employment policies and commitment to social responsibility. For example, we offer a broad and flexible leave policy for family care matters, resource and referral programs for child care and elder care services, adoption benefits and other forms of work and life assistance. In addition, we have 6 on-site child development centers in the United States serving more than 750 children of employees in New Jersey and Pennsylvania, along with centers in Brazil and India. These programs exemplify our fundamental commitment to help employees fulfill family and work obligations.

Voluntary Charter

Johnson & Johnson is signatory to the International Chamber of Commerce (ICC) Business Charter for Sustainable Development, one of the most broadly endorsed statements of business sustainability principles worldwide.

Organizational Structure and Responsibilities


Global Environmental, Health & Safety Organization
Board of Directors
Public Policy Advisory Committee
Office of the Chairman
Executive Committee
Technical Resources Group
Worldwide Benefits & Health Resources
Worldwide Environmental Affairs
Sterilization Science & Technology
Health & Wellness
Strategic Planning, Benefits
Worldwide Safety & Industrial Hygiene
Quality & Compliance Services
Shared Services, Benefits
Corporate Medical

Johnson & Johnson operates as a global organization with a decentralized management philosophy. Our commitment to environmental, health and safety excellence begins at the highest levels of the corporation. The Public Policy Advisory Committee of the Board of Directors oversees the Company's policies, programs and practices on public health issues regarding the environment and the health and safety of employees. This committee includes three board members and our Vice President, Administration, Russell C. Deyo.

The Technical Resources Group and Worldwide Benefits & Health Resources provide leadership, support and consulting services to Johnson & Johnson operating companies around the globe. Environmental, Health & Wellness and Safety professionals worldwide work to implement our programs in the operating companies.

External Certifications

Johnson & Johnson has embraced ISO 14001 as the basis for effective environmental management. As of January 2001, 30 Johnson & Johnson manufacturing and research & development facilities had received third-party certification. The corporation's goal is to have all worldwide facilities certified in accordance with ISO 14001 by the end of 2001.

The Janssen Pharmaceutica manufacturing plants in Cork, Ireland, and Geel, Belgium, have completed a successful third-party audit and received certification under the new Occupational Health and Safety Assessment Series 18001. Janssen Pharmaceutica, Geel, is the second company in Belgium to be awarded this prestigious certificate.

Memberships

Johnson & Johnson is actively involved with the following organizations:

American College of Occupational and Environmental Medicine - *An international society of occupational physicians providing leadership to promote optimal workplace health*	www.acoem.org
American National Standards Institute - *A private, non-profit organization that administers and coordinates the United States' voluntary standardization and conformity assessment system*	www.ansi.org
Business for Social Responsibility - *A resource organization for companies seeking to create value by addressing corporate responsibility issues*	www.bsr.org
Corporate Health Consortium, University of Texas Medical Branch at Galveston - *A cooperative venture that develops innovative and practical programs for health promotion and injury reduction*	www.utmb.edu/chc
Global Environmental Management Initiative - *A group of leading corporations dedicated to fostering excellence in global environmental, health and safety management*	www.gemi.org
Healthy People 2010 - Partners in Health - *A national disease prevention and health promotion initiative sponsored by the U.S. Department of Health and Human Services along with hundreds of organizational and corporate partners*	www.health.gov/healthypeople
Inter-American Safety Council - *A private, non-profit educational organization dedicated to creating accident prevention/loss control awareness among Spanish and Portuguese speaking people of the world*	www.cias-iasc.org
Joint US/EU Conference on Health and Safety at Work - *A forum established by the United States and the European Union to gain insight into how different approaches can be used to eliminate hazards in the workplace*	europe.osha.eu.int/us-eu
The Keystone Center - *A non-profit public policy and educational organization focused on scientific inquiry into the natural world*	www.keystone.org
National Audubon Society - *A United States organization that works to conserve and restore natural ecosystems*	www.audubon.org
National Safety Council - *A membership organization dedicated to protecting life and promoting health*	www.nsc.org
The Nature Conservancy - *The world's largest private, international conservation group*	www.nature.org
WERC - A Consortium for Environmental Education and Technology Development - *A center for academic study and research into environmental processes and beneficial technologies*	www.werc.net
World Business Council for Sustainable Development - *An international organization working to promote cooperation among business, government and other stakeholders*	www.wbcsd.ch
World Environment Center - *A non-profit, non-advocacy organization promoting information exchange among industry, government, academia and the public*	www.wec.org
World Resources Institute - *An international research organization focusing on issues of the environment and sustainability*	www.wri.org
World Wildlife Fund - *An international organization dedicated to preserving nature and biological diversity*	www.wwf.org

Johnson & Johnson's involvement with major conservation and health organizations includes board membership by some of our senior management. Robert Wilson, Senior Vice Chairman of Johnson & Johnson, serves on the National Council of the World Wildlife Fund. Brenda Davis, Ph.D., Vice President of Technical Resources Group, Corporate Staff, chairs the board of the New Jersey Chapter of The Nature Conservancy. Barbara Brummer, Ph.D., Worldwide Vice President, Women's Health & Wellness, serves on the board of the New Jersey Audubon Society. Ather Williams, Vice President, Worldwide Safety & Industrial Hygiene, is on the board of the National Safety Council and also chairs the Board of Trustees of the New Jersey State Safety Council.

Management System

Programs and Procedures

Next Generation Goals

Ten years ago, Johnson & Johnson established proactive pollution prevention goals. Today, with the exception of energy usage, we have achieved those goals — and we are setting more ambitious ones for 2001 and beyond. These Next Generation Goals have been designed to drive continuous improvement in environmental performance and promote full integration of environmental management with business decisions. Implementation of these goals will provide our operating companies with data they can use to design more efficient processes, decrease material usage and environmental impacts and increase yield and profitability.


OUTCOME
DRIVERS
Risk Reduction
DASHBOARD
Compliance
Regulatory Compliance
Management Systems

The Next Generation Goals include four management performance indicators and four operational performance indicators. The goals apply to all manufacturing and research & development sites worldwide.

Management Performance Indicators:

Systems	Assessment	Compliance	Conservation & Outreach
Establishment and compliance with environmental management systems including ISO 14001 certification	Environmental assessments of new products, processes and packaging	Regulatory compliance, with the goal being zero violations and zero accidental releases	Conservation and community outreach, including the development of a site-specific plan at each facility by year-end 2001

Operational Performance Indicators:

Energy Usage	Water Usage	Raw Material Usage	Non-Product Output
Target of four percent reduction in greenhouse gas emissions by 2005 (from base year 1990) and seven percent reduction by 2010	Implementation of best practices for reducing total water consumption	(1) Reduction in packaging material use, and (2) Reduction in all other raw material use by improving efficiency of conversion from raw material purchased to net product sold (goal to be determined)	Reduction in generation of all non-product output, e.g., emissions or releases of waste (goal to be determined)

Environmental, Health and Safety Practices Written Guidance

As part of our internal management system, Johnson & Johnson corporate offices establish standards of practice for our operating companies and facilities on required environmental, health and safety practices. We recently updated our Worldwide Environmental Practices to include guidance on external manufacturers and supplier relationships.

Internal Communications

For Johnson & Johnson's Worldwide Safety & Industrial Hygiene group, the intranet has created a means of capturing real-time safety performance information from our operations around the world. As of January 2001, annual safety performance measures for 350 reporting units are collected through a user-friendly, cross-cultural intranet-based program. Developing this system enhanced existing processes to facilitate two-way communication about safety performance across regions.

At the Cordis facility in Miami Lakes, Florida, U.S., a connected safety Web site equipped with Digital Dashboards offers rapid and efficient information exchange between safety professionals, safety process owners and others involved in the Safety Program. The Digital Dashboard is a powerful tool that employees can use to view their daily activities, collaborate with co-workers and gain insight into the safety performance of the company.

Our Health & Wellness group is also utilizing new technology to facilitate data collection and communication. The review process for occupational services worldwide is now conducted through the intranet with the ability to capture live data and prepare management action plans around the globe.

Throughout the corporation, Johnson & Johnson utilizes electronic media to share technical expertise, including environmental, health and safety innovations. For instance, we disseminate best practices in the areas of energy conservation, environmentally friendly energy production and water conservation through corporate intranet sites.



Measuring and Improving Management Quality

Management Awareness and Action Review System (MAARS)

Johnson & Johnson initiated MAARS in 1997 to encourage facilities to identify and proactively manage environmental, health and safety issues. Each facility conducts a self-assessment annually and develops a Management Action Plan based upon the self-assessment results. Corporate staff review the plans and conduct full facility joint assessments once every three years.



Facilities are evaluated against Johnson & Johnson's worldwide environmental, health and safety standards, as well as local laws and regulations. The MAARS evaluation process provides an incentive for facilities to go beyond compliance with regulatory requirements.

Supply Chain

Environmental and Safety Practices

Under guidelines established in 1999, each Johnson & Johnson company is required to include environmental, safety and industrial hygiene considerations into all contractual agreements with external manufacturers — those

Achieving Sustainable Growth

Johnson & Johnson was named one of America's Top Corporations for Women's Business Enterprises by the Women's Business Enterprise National Council (WBENC). The award is based on WBENC's annual survey and analysis of corporate best practices in supplier diversity programs for women's business enterprises.

Johnson & Johnson is among the largest corporate philanthropists worldwide. In 2000, we donated $218 million in cash and products. More information on our corporate philanthropy is included in this report under Economic Performance.

Johnson & Johnson was named one of the best employers for people with disabilities, according to *We*, the lifestyle magazine for people with disabilities.

facilities outside of Johnson & Johnson that produce some of our final products and active pharmaceutical ingredients. For suppliers, new guidelines adopted in 2000 emphasize sharing information and expectations regarding environmental and safety programs and performance. Johnson & Johnson recognizes that all the materials consumed and services utilized as part of conducting business contribute to the total environmental and safety impact of our corporation. We believe that sharing our proactive environmental and safety programs with our suppliers translates into added business value for both partners.

Minority and Women Business Enterprises

Johnson & Johnson has an active outreach program aimed at expanding opportunities for minority and women-owned suppliers to partner with us. More information on this program is available at www.jnj.com/who_is_jnj/.



Stakeholder Relationships

Open dialogue with stakeholders is essential for effective, responsible management of environmental, health and safety issues. Our stakeholders encompass a variety of groups, including:

- Johnson & Johnson employees at all levels of the company
- customers and consumers
- communities in which our facilities operate
- non-governmental organizations (NGOs)
- governmental and regulatory agencies
- academia
- investors

One very important avenue for employee dialogue is the Credo Challenge, which each Johnson & Johnson employee is asked to participate in once every two years. This extensive survey seeks to bring forward employees' opinions on how well they as individuals, their management, their company and the corporation as a whole are fulfilling the responsibilities of Our Credo.

We use other employee communication vehicles to obtain information and focus services. For instance, Health & Wellness obtains feedback and identifies opportunities for improvement by surveying employees on how well the organization is meeting their needs.

We are facing several new challenges as the state of science and technology pushes ahead. For instance, there is growing public concern regarding hormonally active substances, genetically modified ingredients, and pharmaceuticals in the environment. We have established an Emerging Issues Task Force and conducted relevant symposiums to examine these types of important business and environmental topics. We share stakeholders' concerns about the potential impacts associated with these issues, and we are actively working to understand and address them.



Innovation

An example of our work with stakeholders is our involvement with Federal Express to facilitate the return of used healthcare products. A Johnson & Johnson task force partnered with Federal Express and several regulatory agencies to develop safe, simple and cost-effective shipping guidelines. The involvement of the United States Department of Transportation, the Centers for Disease Control and Prevention along with the United States Occupational Safety and Health Administration ensured that the shipping guidelines comply with government regulations. Instead of refusing shipments of used sharp items (for example, suture needles and other surgical instruments), Federal Express will now accept these items when properly packaged for shipment.

***Working Mother* magazine has named Johnson & Johnson one of the 100 Best Companies for Working Mothers every year since the inception of the list. Companies are selected based on criteria such as pay scale, opportunities for advancement, support for childcare and availability of family-friendly benefits.**

***Fortune* magazine has consistently ranked Johnson & Johnson among the 100 Best Companies to Work For.**

Johnson & Johnson is included in the Dow Jones Sustainability Group Index, which represents the top 10 percent of companies in the world in terms of demonstrated commitment to sustainable development.

Environmental

As a direct result of the hard work of our employees across the globe, Johnson & Johnson has fully achieved our pollution prevention goals, launched 10 years ago. Today, we are looking to a sustainable future with our Next Generation Goals, expanding our focus on the material inputs to our processes and on resource usage (water and energy) as well as non-product output (wastes).

The data charts presented in this section illustrate the substantial improvements we have made thus far.

Energy

In 2000, we achieved a 23.1 percent cumulative reduction in energy usage worldwide, which is slightly below our 25 percent goal 1991 to 2000. This represents the avoidance of 765 million pounds of carbon dioxide (CO_2) emissions worldwide. Johnson & Johnson's Best Practices for energy use comprise a multi-step process for implementing efficiency improvements, targeting those systems that require the most electricity or heat energy. Our goal is to have 100 percent worldwide implementation of our enhanced energy best practices by 2005.

Innovation

Johnson & Johnson Consumer Products Worldwide Engineering has designed process enhancements that are bringing dramatic energy savings to our consumer product manufacturing facilities. The new wound care adhesive coating process eliminates natural gas usage, reduces electricity consumption by 60 percent, generates less waste and uses less solvent when compared to the previously used process. We are now expanding the use of the new coating process throughout our operations.

Materials

We are continually evaluating our use of raw materials for packaging and process inputs and identifying opportunities to minimize material use. We have achieved a 27 percent cumulative avoidance in the use of packaging material from 1992 to 2000. We have also reduced the amount of office paper used by more than 60 percent over the same period.

Innovation

The Risperidone Optimisation Team at Janssen Pharmaceutica in Beerse, Belgium, redesigned the chemical process for producing the active ingredient in RISPERDAL. The process modifications resulted in higher overall yield, less consumption of raw material and solvents, reduction of waste streams, and reduced equipment, operator and cycle times. The process improvements will reduce on an annual basis total solvent use by an estimated 75,000 gallons and raw material use by more than 26 tons.

Innovation

The Johnson & Johnson Professional Products Manufacturing Company in São José dos Campos, Brazil, has begun using bamboo fiber to construct cardboard boxes for product packaging. Stringent standards for quality make it very difficult to use recycled materials in this application. As a virgin material, bamboo is environmentally preferable to the available alternatives, eucalyptus or pine, because it has a shorter maturation time and therefore replenishes itself more quickly. The greater strength per unit weight of the long bamboo fibers has also reduced waste generation by about seven percent, or six tons per year. Substituting bamboo as the main raw material in packaging will help preserve the integrity of native forests in Brazil.

Water

Johnson & Johnson reduced water use from our facilities worldwide by almost 80 percent from 1993 to 2000.

Process Excellence

A multifunctional team at the consumer manufacturing plant in Shanghai, China, applied Six Sigma tools to an operational and environmental problem, significantly reducing water use and wastewater generation. Through the use of process excellence analysis, the team identified several

Achieving Sustainable Growth

Flawless Execution

Johnson & Johnson received the 2000 ENERGY STAR Buildings Partner of the Year Award from the United States Environmental Protection Agency. Initiated in 1995, the ENERGY STAR Buildings Program encourages businesses to voluntarily commit to efficiency measures and upgrades. Johnson & Johnson was a charter ENERGY STAR Buildings Partner, and the efficiency projects completed since then produce an annual cost savings of $10 million.



unnecessary washing practices and other opportunities for minimizing water use. The facility was able to eliminate about 25 percent of the production line's wastewater flow through methods such as replacing smaller containers with larger ones that have less surface area per volume, carefully identifying only necessary washing procedures and adjusting the water spray rate on the rinsing equipment.

Emissions, Effluents and Waste

From 1991 through 2000, we have accomplished significant reductions in non-product outputs. Toxic chemical releases decreased by 95 percent, hazardous waste generation by 19 percent, and solid waste disposal by 77 percent. In addition, the percentage of solid waste that we recycle has increased sixfold over that time period. Wastewater disposal has been reduced by 88 percent since 1993.

Innovation

McNeil Consumer Healthcare Canada in Guelph, Ontario, has been an environmental leader in the community since its groundbreaking in 1978. The facility's Environmental Task Force has embarked on a multi-phase initiative to reduce the environmental impacts of its operations.

Flawless Execution

Johnson & Johnson China Ltd., our consumer healthcare facility located in Shanghai, achieved an average reduction of 16 percent per year in water usage and wastewater discharge from 1995 through 1999 and a more than 6 percent reduction per year in both hazardous and non-hazardous waste generation. Packaging reduction and energy conservation projects implemented during the past five years have also yielded significant cost savings.

The first phase targets energy use and CO_2 emissions, which contribute to global climate change. Through Tree Census 2000, one component of the overall initiative, the facility calculated the number of trees required to offset the facility's direct and indirect CO_2 emissions. The McNeil team also coordinated the involvement of about 30 local companies to jointly plant 40,000 trees in the community, with McNeil's share equaling nearly eight years of carbon credit offset for the facility.

Solid Waste Recycling

Flawless Execution

Johnson & Johnson de Colombia joined with 73 other companies in donating their recyclable office paper to Club Noel, a children's hospital in Cali, Colombia. Proceeds from the sale of the paper sponsored the care of more than 2200 needy children during 2000. Johnson & Johnson's share alone supported about 500 children.

Land Use and Biodiversity

We are committed to protecting habitat and minimizing the impact of our operations on ecosystems.

Innovation

Our Noramco site in Wilmington, Delaware, U.S., was a pioneer in brownfield redevelopment, constructing a new pharmaceutical facility at an abandoned industrial site on the Christina River in 1980. Since that time, Noramco has been integrally involved in efforts to improve water quality throughout the river basin and to promote public awareness and appreciation of the area's cultural and historic importance.

Products and Services

To improve the environmental performance of our products going forward, Johnson & Johnson is introducing Design for Environment — a product development model that is being incorporated into regional training programs worldwide. Under this approach, environmental considerations are being fully integrated into product conceptualization and design.

Process Excellence

An example of the successful use of Design for Environment is the chip reduction initiative at Ortho-Clinical Diagnostics (OCD) in Rochester, New York, U.S., a manufacturer of professional diagnostic products. OCD has successfully reduced the size of its clinical chemistry chip — the key component in its product line — by about 50 percent over the past two years, without affecting accuracy of the diagnostic test results. This has significantly increased product yield while reducing raw materials usage by nearly 60 tons per year and reducing hazardous waste generation by 130 tons per year. Utilizing the principles of Six Sigma, OCD has made further process improvements that reduce hazardous and non-hazardous waste generation by an additional 30 tons per year.

Compliance

This past year, we experienced an increase in the number of regulatory non-compliance events, which is inconsistent with the trend of continuous decline since 1995. There were a total of 44 events in 2000, of which 38 were regulatory non-compliance events and 6 were accidental releases. The majority (79 percent) of the regulatory non-compliance events were due to wastewater. A new start-up operation contributed to 30 percent of these events, as we brought the operation to stabilization. We also continue to experience stormwater runoff excursions at a few sites.

Johnson & Johnson is committed to zero accidental release and

Achieving Sustainable Growth

Flawless Execution

Ortho-Clinical Diagnostics in Rochester, New York, U.S., was awarded one of five State of New York Governor's Awards for Pollution Prevention for 2000. These awards recognize organizations with pollution prevention practices that exceed the legal requirements of environmental protection and successfully implement source reduction.

Innovation

PSGA/Ortho-McNeil Pharmaceuticals in Spring House, Pennsylvania, U.S., received two awards this year:

- **Pennsylvania Governor's Award for Environmental Excellence, for innovative treatment of mixed waste**
- **Northern Montgomery County Recycling Commission Recycling Award**



Xian-Janssen Support of Rural Education

In November 1998, Xian-Janssen initiated a charitable project to support education in poor rural areas of the Chinese province of Shaanxi.

At the direction of Dr. Paul Janssen, founder of Janssen Pharmaceutica, Xian-Janssen donated 1 million yuan (more than $120,000) to Shaanxi Province, at a time when the people in that area were suffering from the aftermath of severe floods.



The Shaanxi Provincial Education Commission used the donation to establish the Paul Janssen Primary School in Zhashui, the Johnson & Johnson Primary School in Ziyang and the Xian-Janssen Middle School in Ningqiang. Xian-Janssen is also sponsoring two teachers for each school, and company employees are donating books.

The Wolong Giant Panda Project

Since 1996, Johnson & Johnson has supported collaborative research on the behavior and ecology of wild giant pandas in China. China is the only natural home to this rare and treasured species. Unfortunately, the panda is critically endangered, and understanding of the panda population is very limited. In fact, researchers are not sure how many pandas are left in existence.



The ongoing panda research is generating data on the current population of wild giant pandas in the Wolong Nature Reserve in China and the condition of their habitat. To date, more than 87 potential giant panda and black bear dens have been identified. The research team is observing the dens to learn about the behavior patterns of the pandas. The findings of this project are crucial to predicting the viability of pandas at the reserve and to developing wildlife management plans to protect the species.



FIGURE 1
Cumulative Energy Reduction 1991-2000
Percent (%)


GOAL
4.3
9.0
11.5
14.6
15.2
18.5
19.9
21.0
23.1
92 93 94 95 96 97 98 99 00

Goal: 10% reduction 1991-1996, revised to 25% reduction 1991-2000
Achievement: 23.1% reduction 1991-2000

FIGURE 2
Cumulative CO_2 Emission Avoidance 1991-2000
Millions of Lbs CO_2


98.3
230.8
313.0
387.7
430.9
564.7
634.2
699.9
765.0
92 93 94 95 96 97 98 99 00

FIGURE 3
Packaging Material Use and Avoidance 1992-2000
Millions of Lbs/Company-Reported Use


CUMULATIVE AVOIDANCE (Lb avoided/Lb used)
ANNUAL AVOIDANCE (Lb avoided/Lb used)
AVOIDANCE (MM Lbs)
USE (MM Lbs)
0.08 0.13 0.13 0.19 0.26 0.34 0.35 0.41 0.41 0.27
20.8
37.5
39.4
62.1
98.9
124
132
169
196
880
92 93 94 95 96 97 98 99 00 92-00 Totals

Goal: 10% avoidance 1992-1996, revised to 25% avoidance 1992-2000

Achievement: 27% avoidance 1992-2000

FIGURE 4
Office Paper Usage 1991-2000
Lbs Used/$1,000 Sales


0.57
0.49
0.51
0.36
0.29 0.29 0.30
GOAL
0.25
0.22
0.21
91 92 93 94 95 96 97 98 99 00

Goal: 50% reduction 1991-1996
Achievement: 64% reduction 1991-2000

FIGURE 5
Water Usage 1993-2000
Gallons Used/$1,000 Sales


759
742
473
429
454
228
174
157
93 94 95 96 97 98 99 00

Achievement: 79% reduction 1993-2000

FIGURE 6
Toxic Chemical Releases 1991-2000
Lbs Released/$1,000 Sales


0.76
0.68
0.67
0.48
0.26
0.12
0.08
0.06
0.04
0.03
GOAL
91 92 93 94 95 96 97 98 99 00

Achievement: 95% reduction 1991-2000

FIGURE 7
Hazardous Waste Generation 1991-2000
Lbs Generated/$1,000 Sales


2.6
2.5
2.4
2.3
2.2
2.6
2.7
2.3
2.1 2.1
GOAL
91 92 93 94 95 96 97 98 99 00

Goal: 10% reduction 1991-2000
Achievement: 19% reduction 1991-2000

FIGURE 8
Solid Waste Disposal 1991-2000
Lbs Landfilled/$1,000 Sales


13.8
11.3
10.2
9.5
8.0
6.2
5.8
4.4
3.8
3.2
91 92 93 94 95 96 97 98 99 00

Goal: 50% reduction 1991-2000
Achievement: 77% reduction 1991-2000

FIGURE 9
Percent Recycled of Solid Waste Generated 1991-2000


10.7
12.3
29.0
33.6
31.2
35.7
35.9
44.0
56.0
64.0
91 92 93 94 95 96 97 98 99 00

Achievement: 83% increase 1991-2000

FIGURE 10
Wastewater Disposal 1993-2000
Gallons Disposed/$1,000 Sales


710
602
389
356
134
129
105
85
93 94 95 96 97 98 99 00

Achievement: 88% reduction 1993-2000

FIGURE 11
Accidental Releases and Non-Compliance Events 1995-2000


32
169
25
140
20
48
14
30
20
27
18
44
95 96 97 98 99 00
Companies reporting events
Accidental releases/non-compliance events



non-compliance events. We have increased awareness in controlling new operations through additional technical support and better management of change. We will continue to strive toward our goal of zero non-compliance events by applying state-of-the-art technical solutions, sharing best practices and management action plans, and providing timely feedback across our operations.

In December 2000, Johnson & Johnson was accepted as a charter member of the National Environment Achievement Track, a United States Environmental Protection Agency (EPA) program for facilities that exceed environmental protection requirements. Fifty-one Johnson & Johnson facilities in the United States and Puerto Rico were accepted, representing more than 20 percent of the 225 charter members. This innovative partnership with the EPA recognizes the shared benefits of the beyond compliance approach, including a commitment to continuous improvement and public reporting on performance.


National
Environmental
Achievement Track
U.S. Environmental Protection Agency

Innovation

Ethicon France was honored by the National Council of Chartered Accountants and the United Nations with the Environment 2000 National Trophy in recognition for two communication tools that the company developed. The booklet and videotape produced by Ethicon were designed to raise awareness among employees and the community regarding environmental protection and sustainable development principles. Ethicon also shared these tools with eight other partner companies in the local area.

Flawless Execution

Vistakon Ireland in Limerick, which annually produces 300 million 1-Day ACUVUE contact lenses, has had 3 consecutive ISO 14001 audits with zero non-conformances identified since receiving its certification in early 1998. As a result of this strong focus on environmental management, the facility has made significant reductions over the past 3 years in waste generation and water use.

The social aspect of Johnson & Johnson's performance relates to how we care for our employees, customers and community. Two key organizations, which are vital to our corporation, are Johnson & Johnson's Health & Wellness and Safety & Industrial Hygiene.

Health & Wellness

The Health & Wellness organization at Johnson & Johnson demonstrates our commitment to the Company's most important resource — our people. The program's ultimate goal is to optimize the health, well-being and productivity of Johnson & Johnson employees.

"JOBFIT℠" Approach to Ergonomics

Innovation

Johnson & Johnson is actively working on ergonomics improvements that reduce injuries and promote a healthy workplace. Health & Wellness and Safety & Industrial Hygiene are partnering on JOBFIT, a strategy to prevent musculoskeletal disorders among our workers. JOBFIT focuses on employees' JOB and FITness abilities and is targeted toward many different segments of workers, including new hires and transfers, those in high-risk jobs and those returning from disability. Workers are given the opportunity to participate in personalized conditioning and stress management.

JOBFIT has now been piloted at 3 Johnson & Johnson facilities. Following the 12-week pilot program conducted in 1999 at Ortho-Clinical Diagnostics, Rochester, New York, U.S., injuries and lost workday cases arising from overexertion decreased by 40 percent. During 2000, we also piloted JOBFIT at our Ethicon location in San Angelo, Texas, U.S., and at the University of Texas Medical Branch in Galveston. JOBFIT's impact on participants in the physical conditioning component at the two sites was evident. Eighty-eight percent of program non-exercisers became regular exercisers, while 100 percent of the pre-program regular exercisers maintained their exercise status at the end of the 12-week pilot program. Eighty percent of participants reported that they could better handle stress and 81 percent stated that they increased their productivity or work performance as a result of this program.

Onsite® Therapy at LifeScan

Innovation

LifeScan in Milpitas, California, U.S., is a Johnson & Johnson company that develops and manufactures glucose monitoring systems for people with diabetes. LifeScan recently began a comprehensive program to provide onsite physical therapy for employees with work-related illness and injuries. Since May 1999 when the program began, the company has seen a 50 percent decrease in the total number of physical therapy visits needed for the employee to return to a pre-injury condition — an average of 6 visits, compared to 13 before Onsite® Therapy was initiated. One unique advantage of the program is that the onsite physical therapist can observe the workstation firsthand, provide job-specific recommendations to the employee and customize the treatment plan. The fitness center staff at LifeScan also work closely with the therapist to coordinate rehabilitation and post-rehabilitation exercise programs. Several other Johnson & Johnson locations are planning to establish Onsite® Therapy in 2001.

TotalHealth – A Partnership for Healthy Living

Innovation

In 2000, Health & Wellness and Strategic Planning, Benefits launched TotalHealth as a major expansion of the company's offerings of health-related employee resources for U.S. employees. At the center of TotalHealth is HealthLine, a 24-hour call-in service staffed by highly trained registered nurses. Employees are encouraged to call for information on health concerns, specific medical conditions or lifestyle issues. HealthLine is a voluntary and completely confidential service for Johnson & Johnson employees and their dependents. General information on more than 460 health topics is also available via the AudioHealth Library®, a 24-hour

Achieving Sustainable Growth

Flawless Execution

Johnson & Johnson Health & Wellness received the Distinguished Corporate Employer Award from the Mental Health Association of New Jersey in May 2000. Health & Wellness was recognized as having the best approach and demonstrated commitment to the mental health of our employees within the state.

Flawless Execution

The Psychologically Healthy Workplace Award was given to Johnson & Johnson in October 2000 by the New Jersey Psychological Association, recognizing excellence in several programs that foster emotional stability and productivity among employees.

Health & Wellness
Case Studies 2000

Balancing Work, Family and Personal Life

LifeWorks® is another program available free to Johnson & Johnson employees in the United States, delivering practical solutions, information, advice and support through a resource and referral system.

The system is available 24 hours a day, 7 days a week and can also be accessed online. Some examples of the services and topics it provides include:

- parenting and child care
- resources for older adults
- education (grade school through college)
- workplace stress
- budget planning
- adoption assistance

More than 30 percent of Johnson & Johnson's United States employees or their family members have utilized LifeWorks® services this past year.





"LifeWorks® told us all about different adoption options and the counselor shared her personal experience. She gave us honest and experienced feedback regarding different agencies. This led us to a team of very experienced, caring and competent individuals who guided us through an unbelievable process. Once we got through all of the challenges that come with an international adoption and went to Cambodia, there were no surprises and we were well prepared for the experience. That's what a good agency does, and thanks to you we had the best! I have been with Johnson & Johnson since February of 1986, and have had many wonderful experiences. This experience has touched my heart and changed our lives. You should be proud that your organization was there supporting us all the way! On behalf of my husband Richard, our six-year-old daughter Carson, and our lovely nine-month-old twins, Emma and Lily, you have our sincere thanks and gratitude."

Sue Petrella
Director of Sales, CardioVations



Johnson & Johnson is a founding sponsor of the SAFE KIDS Campaign, a worldwide network of programs aimed at preventing childhood accidents and injuries. Each year in the United States, SAFE KIDS distributes nearly a million bicycle helmets, 500,000 car seats and 100,000 smoke alarms to families in need. In 2000, SAFE KIDS expanded to include new coalitions in China, Germany, the United Arab Emirates, Israel, Brazil and Japan, involving local Johnson & Johnson operating companies around the world.

all employees at the site. Between 2000 and 2003, all site employees will participate in an extensive survey of stress factors and potential impacts. Each department at the site will work with the medical officer and psychosocial consultant for Janssen to interpret survey results and develop follow-up action plans. The program is being promoted throughout the facility via the intranet, posters and other internal communication vehicles.

Employee Assistance Program (EAP)

Flawless Execution

The EAP is a professional, confidential service available to help employees and family members resolve personal issues and problems before they affect health, relationships and job performance. This program is available to all United States employees around the clock. EAP provides support for a broad range of issues, including marital and family concerns, financial difficulties, stress, and alcohol or other substance abuse. In addition, supervisors are trained in observing behaviors as they relate to job performance and referring employees for assistance.

During 2000, in the United States, the EAP delivered:

- 600+ hours of management consultation
- 200+ hours of training and seminars
- 70+ hours of EAP orientations
- individual assistance to more than 1300 Johnson & Johnson employees or family members

Outside of the United States, EAP services are also available to Puerto Rico employees and to expatriates at Johnson & Johnson facilities worldwide. EAP services for all employees in Singapore have recently been established.

"This past six months in my life, I was faced with a significant personal tragedy and challenge. I was extremely fortunate to have the support, education and guidance from Employee Assistance and Corporate Strategic Planning, Benefits. These individuals provided sound relief and solid advice and support following the guidelines within Johnson & Johnson. They truly exemplify what Johnson & Johnson and Our Credo are all about."

Johnson & Johnson employee

Medical Surveillance & Injury/Illness Prevention

Flawless Execution

As part of our proactive approach to injury/illness prevention, employees in certain jobs are placed in appropriate medical surveillance and given periodic health evaluations to ensure their protection and fulfill our Credo responsibility to provide a safe workplace for our employees. Such evaluations are conducted in accordance with Johnson & Johnson Health & Wellness established protocols and in compliance with regulatory requirements.

The primary purpose for medical surveillance is to support the development of control measures for workplace hazards and prevent the occurrence of illnesses and injuries. Working collaboratively with environmental, health, safety and industrial hygiene professionals, workplace hazards can be eliminated.

Some of the major medical surveillance programs delivered to Johnson & Johnson employees in the United States during 2000 included:

Surveillance Program	Number of Employees Covered
Bloodborne pathogens	1650+
Respiratory protection	1570+
Ergonomic evaluations	3480+
Hearing protection	2880+
Emergency response personnel	455+
Powered motorized equipment personnel	1745+

In 2000, there were zero violations issued for United States based compliance requirements. Health surveillance protocols are deployed to all operating companies, and efforts to ensure compliance are ongoing worldwide.

FIGURE 1
J&J Domestic Short Term Disability Program
Percent *Reduction* 1996-1999


2.8%
3.6%
4.0%
4.8%
Average Duration of Claims
Total Calendar Days Out per 1000 Employees
1996-1998
1996-1999

The above results reflect the impact of the program since fully operational in 1998 compared to pre-implementation (1996).

Flawless Execution

Neutrogena Fit-for-Life Club is an ongoing exercise initiative that provides participants with the tools, support, education and motivation to begin and maintain an active lifestyle. Employees at Neutrogena track their minutes of physical activity and earn milestone rewards. The club also includes quarterly newsletters, group walks and invitations to special health events.



service for accessing pre-recorded health information.

"Last Thursday, I was faced with a medical crisis. I had been out of town and upon my return learned that my mother was not feeling well. She was dehydrated and unable to digest food for two days. I wasn't sure what to advise her since other recommendations she received were very unsuccessful. I decided to call HealthLine. The HealthLine nurse was extremely knowledgeable and compassionate. She provided very specific suggestions on what foods were recommended and shared other important advice. My mother followed the recommended diet, which was of immediate help. She dramatically improved by the hour. The following morning, I called HealthLine for additional advice and spoke with another nurse who was also very helpful and caring. My mother is feeling much, much better and the outcome is a direct result of the support from HealthLine. Please share my gratitude to the entire team at Access Health McKesson HBOC, Inc. for their outstanding support. It made a difference in our lives."

Johnson & Johnson employee

The Internet

This year, TotalHealth will incorporate a new online Health Profile service—an interactive, confidential health risk assessment. The online Health Profile will provide immediate feedback, action planning and links to other health resources. It will assess critical health risk factors and encourage employees to take steps toward a healthier lifestyle.

Organizational Stress Management at Janssen Pharmaceutica, Belgium

Innovation

At our pharmaceutical facility in Beerse, Belgium, health professionals have initiated a comprehensive program to understand and address stress among

AudioHealth Library® is a registered trademark of McKesson HBOC, Inc.

Flawless Execution

Thirty Johnson & Johnson locations around the United States have full wellness and fitness centers with aerobic exercise equipment and weight machines. Fifteen more locations have exercise rooms, and there is an exercise reimbursement program for field-based employees that can be applied to membership costs for fitness programs.

Innovation

State-of-the-art medical case management, in cooperation with our health and safety professionals, ensures consistent interventions for injury and illness management in the workplace. Medical guidelines established by our Health & Wellness group have resulted in a significant reduction in lost productivity while enhancing the quality of medical care.

Hygiene

Safety & Industrial Hygiene

Driven by the philosophy that going beyond compliance creates competitive advantage, Johnson & Johnson's Worldwide Safety & Industrial Hygiene organization seeks innovative ways to make safety a value around the world.

Ergonomics

Innovation

Several years before the United States Occupational Safety & Health Administration (OSHA) developed ergonomics guidelines, Johnson & Johnson sought ways to reduce the frequency and severity of musculoskeletal disorders, which often account for as much as half of workers' compensation claims. The very nature of jobs in many Johnson & Johnson facilities requires repetitive motion, lifting and other movements that can cause muscle, joint and nerve trauma over time.

Flawless Execution

The Worldwide Safety & Industrial Hygiene (S&IH) organization is helping to increase ergonomics awareness in all of our facilities — even in areas of the globe that, until recently, did not recognize ergonomics as a work-related illness. In 1997, a team from S&IH introduced Johnson & Johnson's ERGO: Worldwide Ergonomics Initiative, to our facilities in the Asia-Pacific, including sites in Malaysia, Thailand, Korea and India. In 2000, the company translated the program into Nihon-go, Japan's local language. Johnson & Johnson facilities across Japan requested and received training on ergonomics and conducted risk assessments in their native language.

Managing Exposures to Hazardous Substances

Innovation

Another safety effort that has gone beyond compliance at Johnson & Johnson is managing exposures to hazardous substances. Respirators are effective in controlling employee exposures to airborne substances, such as drug compounds, and are widely accepted for this purpose throughout the pharmaceutical industry. However, they can be uncomfortable for employees to wear for prolonged periods of time. Johnson & Johnson believes that employee exposure risks are more effectively managed by *preventing* drug substances from entering the air rather than using personal protective equipment to limit exposure afterward.

Flawless Execution

Janssen-Cilag embarked on a major initiative in 2000 to incorporate engineering controls at its European pharmaceutical facilities to prevent worker exposure to potent pharmaceutical agents. The challenge was to design cost-effective containment controls that could be used with existing process equipment. Facility teams of pharmaceutical engineers, production managers and safety professionals identified 43 priority projects, of which 18 have been completed, 20 are under design or in fabrication, and 5 are under study. Janssen-Cilag is reaching its goal of reducing the use of respirators for routine operations.

Machine Safety

Johnson & Johnson has made substantial investments in equipment modifications and training to improve machine safety worldwide. The company finished 2000 with no machine-related amputations and with serious injuries reduced by 50 percent.

The Internet

The Ethicon Endo-Surgery site in Juarez, Mexico, has been a leader in the development of electronic systems to help manage information and data related to its safety program. One component of its machine safety data base contains lockout procedures for all machines and job safety analysis procedures for all jobs. Employees can access this information directly from computer workstations on the manu-

Achieving Sustainable Growth

The Internet

Vistakon U.S. has developed four intranet-based Safety & Industrial Hygiene training modules specifically customized to its needs. Many other operating companies are utilizing e-learning to deliver safety and environmental training more efficiently. At the corporate level, Johnson & Johnson is participating with several other major companies in the development of a computer-based safety training program addressing bloodborne pathogens.

The Internet

Judy McCluskey was among a select few who graduated from Tulane University with a Masters of Public Health degree in Occupational Health and Safety Management, which was offered totally online. The only time the Johnson & Johnson Safety & Industrial Hygiene manager set foot on the campus was to attend her graduation. Before that, all of her interaction was online.



facturing floor, which means they are more likely to utilize and apply the information to address immediate safety concerns.

Multiple Safety Initiatives

Innovation

Two process innovations developed by Johnson & Johnson Consumer Products' engineering group are now providing a safer, more productive and environmentally friendly process for the manufacturing of a wide range of our powder and liquid products. The Razorflex and Recirculatory Batch Processing standard equipment incorporate state-of-the-art machine guarding and engineering controls to prevent airborne particulates. These processes are also quieter than the methods and equipment they are replacing, and they reduce water use and waste generation.

Flawless Execution

Exceptional machine safety results occurred throughout the Consumer & Personal Care (C&PC) group. The group's safety results were outstanding in 2000 with a lost workday case rate of 0.06, which is half the

Process Excellence

The Worldwide Safety & Industrial Hygiene organization applied Six Sigma principles to develop a core competency model for safety professionals at Johnson & Johnson. Using the process excellence analysis method, we defined the technical and business skills that are required for safety managers. These competencies are being incorporated into rigorous training programs for our safety professionals in Europe, the Middle East and Africa. Our goal is to have all safety managers in those regions complete the core competency training by 2003.

corporate target of 0.12 and dramatically outperforms the industry standard of 1.1.

Reducing safety risk over the long term requires the partnership of several safety initiatives. The C&PC group owes its success to:

- A strong operations focus on programs that emphasize standardized execution of key jobs and design features that prevent access to moving parts while the equipment is operating.
- The requirement that all equipment installations apply Safety through Design. This process incorporates guarding, ergonomics and other safety standards into the design stage of a project, leading to efficiency increases, reduced learning curves and safety designed right the first time. The Safety through Design approach avoided guarding costs in excess of $2 million over the past 5 years.
- The deployment of standard equipment configurations worldwide, which leverages learning across plants, expedites job training and ultimately reduces the risk of injury.
- The creation and deployment of the SanPro ERGO Guidelines, which target ergonomics risks on sanitary protection manufacturing equipment.

Fleet Safety

Johnson & Johnson's SAFE Fleet initiative is in place worldwide. As a result of this initiative, vehicle-related incidents are trending downward in all regions. In the Latin America/Caribbean region, 18 SAFE Fleet Champions assembled multi-functional teams to disseminate the program to the field quickly and consistently. Despite different cultures, languages and challenges across the region, SAFE Fleet shows clear signs of success: reduced injuries, accidents per million miles (APMM) and percentage of vehicles involved in incidents.

The Latin America/Caribbean region owes much of its success to:

- The new hires admission procedure, which ensures that newly hired employees understand the SAFE Fleet program before they receive the keys to a company vehicle.
- A vehicle maintenance plan that guides drivers to keep their vehicles operating smoothly and safely.
- Behind-the-wheel training, which has been completed by 95 percent of the drivers.
- A high-risk driver early detection system that helps detect drivers who have the potential to drive in ways that can lead to accidents.

These actions, strong involvement by senior management and tireless work by the operating company Champions are the key contributors to this consistent improvement.

Flawless Execution

In the United States, Ortho-Clinical Diagnostics (OCD) is demonstrating the positive impact of the SAFE Fleet program. With 362 employees driving nearly 10 million total miles per year, OCD's sales, service and marketing associates spend a substantial amount of time in a high-risk workplace—their vehicles. As a result of SAFE Fleet, the APMM at OCD has declined from 4.48 to 2.21 in the 2-year period from 1999 to 2000. This 50 percent reduction in accidents makes a significant impact on the safety and health of OCD employees. The company attributes its success to these actions:

- Tony Zezzo, OCD Vice President of Clinical Sales and Champion of the OCD SAFE Fleet Team, consistently communicates clear SAFE Fleet goals, supported by district management.
- Members of the SAFE Fleet Team take on responsibilities in key areas, such as reducing high-risk driving, training new hires, recognizing successes and appointing Field Safety Coordinators.
- Every OCD driver involved in an accident is asked to participate in the next month's SAFE Fleet meeting to discuss contributing factors and preventive strategies.

Achieving Sustainable Growth

Flawless Execution

Johnson & Johnson actively supports the New Jersey chapter of Prevent Blindness, a national health and safety organization. In 2000, the national organization presented an award to Prevent Blindness New Jersey recognizing the chapter's Eye Health & Safety Calendar as the best public relations project in the entire Prevent Blindness America system.

"Fitting the job to the person" is the challenge to all Johnson & Johnson locations around the world. Marly Costa, Staff Ergonomist, has embraced this challenge for 10 years.

Having developed and implemented ergonomics programs across Johnson & Johnson (Latin America, North America and Asia/Pacific), Marly believes the key to success in ergonomics is involving people. From top management to the hourly employee, all Johnson & Johnson associates participate — by providing the ergonomics program budget, designing new equipment, ensuring job rotation, modifying the workstation, performing the job correctly or doing prescribed exercises. Marly includes everyone when guiding facilities to identify and prioritize ergonomics risk. She has led two particularly innovative approaches to increasing ergonomics awareness: the Ergo Shop and the SanPro ERGO Guidelines.




ergo
CHECK-UP
ERGO

The Ergo Shop, located at Johnson & Johnson Consumer Products Company's campus in Skillman, New Jersey, U.S., has office ergonomics items available for employees to test before they order, expediting the implementation of office ergonomics at a complex site.

An international team of safety professionals and engineers developed the SanPro ERGO Guidelines. These guidelines establish basic requirements for the design and operation of the complex equipment used at our facilities around the world to produce sanitary products. The guidelines also include ergonomics specifications for vendors who supply and service these machines.



Manufacturing Sites Having Completed Ten or More Years Without a Lost Workday Case

DePuy Orthopaedics
North Brunswick, New Jersey, U.S.

Janssen-Cilag Korea, Ltd.
Kyung Gi-Do, Korea

Janssen-Cilag Pharmaceuticals
Mumbai, India

Johnson & Johnson Hellas S.A.
Mandra-Attica, Greece

Johnson & Johnson Korea, Ltd.
Cheongju, Korea

Johnson & Johnson
Professional Products
Aurangabad, India

Johnson & Johnson
Professional Products
Mumbai, India

Johnson & Johnson Thailand
Chalong Khung, Thailand

LifeScan, Inc.
Cabo Rojo, Puerto Rico

Ortho Biotech, Inc.
Manati, Puerto Rico

The following organizations have received donations from Worldwide Safety & Industrial Hygiene:

Prevent Blindness America

National Safety Council

New Jersey Safety Council

FIGURE 1
Lost Workday Case Rate
1991-2000
Lost Workday Cases per 100 Employees


0.28
0.34
0.32
0.31 0.31
0.18
0.16
0.16
0.13
0.12
91 92 93 94 95 96 97 98 99 00

Achievement: 57% reduction 1991-2000

FIGURE 2
Severity Rate
1991-2000
Lost Workdays per 100 Employees


9.14
11.4
10.07
9.32
7.88
5.41
4.02
3.74
3.04
2.75
91 92 93 94 95 96 97 98 99 00

Achievement: 70% reduction 1991-2000

FIGURE 3
Serious Injury/Illness Rates
1991-2000
Serious Injury/Illness per 100 Employees


0.07 0.07
0.08
0.09
0.07
0.06
0.07
0.05
0.06
0.04
91 92 93 94 95 96 97 98 99 00

Achievement: 43% reduction 1991-2000

Serious Injury/Illness cases include fatalities, amputations, fractures and hospitalizations.

FIGURE 4
Fleet Rates 1992-2000
Accidents per Million Miles


9.46 9.55
8.72 8.76
8.45
8.77
7.70
7.18
6.85
92 93 94 95 96 97 98 99 00

Achievement: 28% reduction 1992-2000

FIGURE 5
Fires 1991-2000
Number of Fires


160
141
134
111
98
90
72
56
75
40
91 92 93 94 95 96 97 98 99 00

Achievement: 75% reduction 1991-2000

TREND LINE ———













- Accident trends are communicated to the entire field by e-mail, increasing awareness of driving situations to avoid and skills to use when those situations are unavoidable.

Management System Improvements

Process Excellence

Green Belt projects, using Six Sigma processes, target improvements in the Management Awareness and Action Review System's (MAARS) performance process. Joe Van Houten, Ph.D., of Worldwide Safety & Industrial Hygiene is leading a project aimed at improving the completeness and accuracy of the self-assessments by the operating companies. A second project, led by Al Iannuzzi, Ph.D., of Worldwide Environmental Affairs, has a goal to improve the use of the MAARS Management Action Plans (MAPs) as business tools. Process Excellence offers an exciting opportunity to reduce variability and streamline work processes, driving results that advance health, safety and environmental goals worldwide. The MAPs now in place at every facility are roadmaps to Process Excellence projects, which when combined with Process Excellence tools, will be invaluable in accomplishing our *Beyond Compliance* strategy.





Flawless Execution

Johnson & Johnson's SAFE Fleet project team produced a video to make people driving company vehicles more aware of what constitutes high-risk driving. Comprised largely of an interview with racecar driver Michael Waltrip, the video won an Award of Distinction from The Communicator Awards 2000, a national awards program that recognizes outstanding achievements in safety and other communications areas.

Economic Performance

Johnson & Johnson is comprised of 194 operating companies throughout the world, which provide jobs and support local economic growth. Johnson & Johnson has posted more than 50 years of consecutive sales growth. We recognize that investment is essential to innovation and continued excellence in performance, and to that end we invested $2.9 billion on research and development in 2000. That figure is expected to grow to $3.3 billion during 2001.

Detailed information on Johnson & Johnson's financial performance is available in our Annual Report, which can be accessed at www.jnj.com.

Community Involvement

Our Credo commitment to the communities in which we live and work is best illustrated by the following examples:

The Nature Conservancy Sponsorship

Innovation

Beginning in the early 1990s, Johnson & Johnson initiated a conservation and community health program in Latin America with The Nature Conservancy (TNC). The program has grown into a broader community-based conservation partnership with TNC, through which we have supported projects in Brazil, Mexico, Colombia and Peru. These projects are all based on protecting critical ecological reserves and biodiversity through investments in community health.

Some of the current projects that TNC and its South American partners are undertaking with Johnson & Johnson's support include:

- developing conservation and resource management practices in



Peru's Amazon basin that encourage sustainable resource use while promoting the health and economic well-being of local residents
- addressing public health and educational needs within the context of conserving Atlantic rainforest ecosystems in fishing villages on Ilha Rasa, an island in coastal Southeast Brazil
- promoting long-term community health in the Yucatan region of Mexico while utilizing and strengthening Mayan cultural foundations in the face of rapid development

Corporate Philanthropy

In 2000, the Johnson & Johnson Contributions Program continued to grow. We contributed $218 million in cash and products, working with hundreds of non-profit organizations worldwide. A large percentage of the contributions addressed the areas of health and medicine, especially targeting those programs that help mothers and children.

Flawless Execution

Health & Wellness professionals at Johnson & Johnson locations throughout the United States are involved in numerous community-based events that raise money and awareness for health-related issues. As just one example, LifeScan in Milpitas, California, U.S., sponsored the Walk for AIDS in October 2000, in which 3500 people participated. Agencies that received funds from the walk reach an estimated 30,000 people annually with education and information and more than 5000 through direct services.



Achieving Sustainable Growth

Innovation

Johnson & Johnson's consumer manufacturing facility in Mumbai, India, has standardized the use of shipping containers across the supply chain to improve cost effectiveness and reduce waste. The company worked with its major vendors to develop a reusable shipping box for transporting materials to the plant. The same boxes are used to ship finished product out of the plant, eliminating the need for about 300 tons per year in cardboard shipping boxes. The shared cost savings between the vendors and Johnson & Johnson are estimated at $22,000 per year.

Flawless Execution

Health & Wellness professionals strongly support volunteerism and participate in many other initiatives. At the Health & Wellness National Meeting in May 2000, a session was devoted to the importance of involvement in community activities and helping others. A video highlighting recent volunteer efforts was created and shared at the meeting.

World Wildlife Fund Sponsorship

Innovation

Johnson & Johnson has had a strong relationship with the World Wildlife Fund (WWF) for a number of years, with Robert Wilson, Senior Vice Chairman of Johnson & Johnson, having served on the Board of Trustees and now as a member of the WWF National Council. For the past four years, Johnson & Johnson has partnered with the WWF to reduce the demand for traditional Chinese medicines derived from endangered species, particularly tigers and rhinos. The efforts have focused on partnering with the Chinese government and traditional medical practitioners in the Asia/Pacific region. Education and outreach to the Chinese-American community also has been critical to reduce the significant demand for traditional Chinese medicines in the United States.

Some other major events supported by Johnson & Johnson Health & Wellness and our operating companies across the United States include:

- **Race for the Cure and Lee Denim Day, The Susan G. Komen Foundation (breast cancer)**
- **Walk America and Basketball Tournament, March of Dimes**
- **Making Strides Against Breast Cancer and Relay for Life, American Cancer Society**
- **Tylenol Sports Challenge, Cystic Fibrosis Foundation**
- **American Heart Walk, American Heart Association**
- **Juvenile Diabetes Walk, Juvenile Diabetes Association**
- **MS 150, Multiple Sclerosis Foundation**
- **Walk to Cure Diabetes, The Diabetes Foundation**
- **Tour de Cure, American Diabetes Association**
- **Jingle Bell Run, Arthritis Foundation**



Index

This corporate environmental, health and safety report is a significant vehicle for promoting dialogue with our stakeholders. We invite your comments and feedback via our Web site www.jnj.com or using the comment card provided in this report.

Flawless Execution

Fortune China magazine readers rated Xian-Janssen Pharmaceutical as one of the 10 most admired global companies operating in Asia. This ranking was based on the quality of our products and services and on our corporate citizenship in areas such as community outreach, support for education, charitable contributions and environmental stewardship.



Our Credo

We believe our first responsibility is to the doctors, nurses and patients, to mothers and fathers and all others who use our products and services. In meeting their needs everything we do must be of high quality. We must constantly strive to reduce our costs in order to maintain reasonable prices. Customers' orders must be serviced promptly and accurately. Our suppliers and distributors must have an opportunity to make a fair profit.

We are responsible to our employees, the men and women who work with us throughout the world. Everyone must be considered as an individual. We must respect their dignity and recognize their merit. They must have a sense of security in their jobs. Compensation must be fair and adequate, and working conditions clean, orderly and safe. We must be mindful of ways to help our employees fulfill their family responsibilities. Employees must feel free to make suggestions and complaints. There must be equal opportunity for employment, development and advancement for those qualified. We must provide competent management, and their actions must be just and ethical.

We are responsible to the communities in which we live and work and to the world community as well. We must be good citizens — support good works and charities and bear our fair share of taxes. We must encourage civic improvements and better health and education. We must maintain in good order the property we are privileged to use, protecting the environment and natural resources.

Our final responsibility is to our stockholders. Business must make a sound profit. We must experiment with new ideas. Research must be carried on, innovative programs developed and mistakes paid for. New equipment must be purchased, new facilities provided and new products launched. Reserves must be created to provide for adverse times. When we operate according to these principles, the stockholders should realize a fair return.

Johnson & Johnson

One Johnson & Johnson Plaza
New Brunswick, New Jersey 08933


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Attachment C

Johnson & Johnson

Policy on Business Conduct

Responsibilities of Managers and Employees

All managers shall be responsible for the enforcement of and compliance with this Policy on Business Conduct including necessary distribution to ensure employee knowledge and compliance. The Board of Directors or other governing body of each affiliate company shall formally adopt this Policy as its own corporate policy binding on all directors, officers and employees of the company.

Appropriate managers will periodically be required to certify compliance with this Policy. Any false certification — even if directed by a supervisor — will be dealt with severely.

All employees are responsible for complying with this Policy. Any employee having information concerning any prohibited or unlawful act shall promptly report such matter to the General Counsel or other member of the Law Department of Johnson & Johnson. While this is the preferred reporting procedure, employees should also feel free to report to anyone in line management, including the Executive Committee, Internal Auditing in New Brunswick, the Vice President, Finance, the Treasurer or the Secretary of Johnson & Johnson. It could also be appropriate to contact the Audit Committee of the Board of Directors through its Chairman.

Employees should be advised of this reporting obligation and encouraged to report any prohibited or unlawful activities of which they are aware. There will be no reprisals for reporting such information and employees should be so advised.

The Corporate Internal Audit Department has expanded its audit programs to include procedures that will assist in monitoring compliance with this Policy. The outside auditors will also be particularly alert and sensitive to such compliance. All employees are expected to provide full assistance and disclosure to both the internal and external auditors in connection with any review of compliance with this Policy.

Conflicts of Interest

Every employee has a duty to avoid business, financial or other direct or indirect interests or relationships which conflict with the interests of the Company or which divide his or her loyalty to the Company. Any activity which even *appears* to present such a conflict must be avoided or terminated unless, after disclosure to the appropriate level or management, it is determined that the activity is not harmful to the Company or otherwise improper.

A conflict or the appearance of a conflict of interest may arise in many ways. For example, depending on the circumstances, the following may constitute an improper conflict of interest:

- Ownership of or an interest in a competitor or in a business with which the Company has or is contemplating a relationship (such as a supplier, customer, landlord, distributor, licensee/licensor, etc.), either directly or indirectly, such as through family members.

- Profiting, or assisting others to profit, from confidential information or business opportunities that are available because of employment by the Company.

- Providing service to a competitor or a proposed or present supplier or customer as an employee director, officer, partner, agent or consultant.

- Soliciting or accepting gifts, payments, loans, services or any form of compensation from suppliers, customers, competitors or others seeking to do business with the Company. Social amenities customarily associated with legitimate business relationships are permissible. These include the usual forms of entertainment such as lunches or dinners as well as occasional gifts of modest value. While it is difficult to define "customary," "modest" or "usual" by stating a specific dollar amount, common sense should dictate what would be considered extravagant or excessive. If a disinterested third party would be likely to infer that it affected your judgment, then it is too much. All of our business dealings must be on arm's-length terms and free of any favorable treatment resulting from the personal interest of our employees. Loans to employees from financial institutions which do business with the Company are permissible as long as the loans are made on prevailing terms and conditions.

- Influencing or attempting to influence any business transaction between the Company and another entity in which an employee has a direct or indirect financial interest or acts as a director, officer, employee, partner, agent or consultant.

- Buying or selling securities of any other company using non-public information obtained in the performance of an employee's duties, or providing such information so obtained to others.

Disclosure is the key. Any employee who has a question about whether any situation in which he or she is involved amounts to a conflict of interest or the appearance of one should disclose the pertinent details, preferably in writing, to his or her supervisor. Each supervisor is responsible for discussing the situation with the employee and arriving at a decision after consultation with or notice to the appropriate higher level of management. Each President, General Manager and Managing Director is responsible for advising his or her Company Group Chairman or International Vice President, as the case may be, in writing, of all disclosures and decisions made under this Policy. The Law Department in New Brunswick should be consulted for advice as necessary.

To summarize, each employee is obligated to disclose his or her own conflict or any appearance of a conflict of interest. The end result of the process of disclosure, discussion and consultation may well be approval of certain relationships or transactions on the ground that, despite appearances, they are not harmful to the Company. But all conflicts and appearances of conflicts of interest are prohibited, even if they do not harm the Company, unless they have gone through this process.

Compliance with Laws and Regulations

Our health care business is subject to extensive governmental regulation throughout the world. The approval and sale of pharmaceutical products and medical devices is particularly heavily regulated, but many other aspects of our business are also covered by statutes and regulations.

Consistent with our Credo and business philosophy, it is the policy of Johnson & Johnson to comply with the laws of each country in which our companies do business. It is the responsibility of each company's management and employees to be familiar with the laws and regulations which relate to their business responsibilities and to comply with them.

The Law Department of Johnson & Johnson conducts periodic programs to help our companies and employees understand and comply with applicable laws and regulations and is available to your company for this purpose. Additionally, the Law Department is always available for consultation on the laws which relate to our businesses around the world. However, it is the responsibility of each company's management to ensure compliance with applicable laws.

If an employee has any question whether a transaction or course of conduct complies with applicable statutes or regulations, it is the responsibility of that employee to obtain legal advice from the Law Department and act in accordance with that advice. It is the responsibility of each company's management to ensure that employees are aware of their responsibilities in this regard.

Set forth below are several areas of regulated business activity that require particular attention.

■ Antitrust and Competition Laws

It is the policy of Johnson & Johnson to comply with the antitrust and competition laws of each country in which our companies do business. No employee of the Company shall engage in anti-competitive conduct in violation of any such antitrust or competition law.

Environmental Laws and Regulations

Johnson & Johnson is committed to conducting its business in an environmentally sound manner. In addition to carrying out the corporate-wide programs the Company has initiated, management and employees are required to be familiar with environmental laws and regulations which relate to their employment responsibilities and to comply with them. This includes ensuring that reports on environmental matters filed with government agencies or required by law to be published are complete and accurate.

Drug, Medical Device, Diagnostic, Controlled Substance and Consumer Product Safety Laws

No aspect of our business is more subject to governmental regulation than the development, manufacture, approval and marketing of our health care products. Because of the complex nature of many of these regulations, management must take particular care to ensure appropriate employees are aware of regulatory requirements and take necessary steps to comply with them.

Workplace Safety Laws and Regulations

In the interest of maintaining a safe and healthy workplace, the Company requires full compliance with applicable workplace safety and industrial hygiene standards mandated by law.

Compliance with Securities Laws

The Company is often required by the Securities Laws of the United States to disclose to the public important information regarding the Company.

An employee who knows important information about the Company that has not been disclosed to the public must keep such information confidential. It is a violation of United States law to purchase or sell Johnson & Johnson stock on the basis of such important non-public information. Employees may not do so and may not provide such information to others for that or any other purpose.

Employees may not buy or sell securities of any other company using important non-public information obtained in the performance of their duties. Employees may not provide such information so obtained to others.

Political Activities and Contributions

The Company encourages employees to be involved personally in political affairs. However, no employee shall directly or indirectly use or contribute funds or assets of the Company for or to any political party, candidate or campaign unless such a use or contribution is an accepted practice and lawful in the country involved and is approved by the appropriate Company Group Chairman.

Respect for Trade Secrets

It is the policy of Johnson & Johnson to respect the trade secrets and proprietary information of others. Although information obtained from the public domain is a legitimate source of competitive information, a trade secret obtained through improper means is not.

If a competitor's trade secrets or proprietary information are offered to you in a suspicious manner, or if you have any question about the legitimacy of the use or acquisition of competitive information, you should contact the Law Department immediately. No action regarding such information should be taken before consultation with the Law Department.

Use of Funds and Assets and Complete and Accurate Books and Records; Second-Country Payments

Sales of the Company's products and services, and purchases of products and services of suppliers, shall be made solely on the basis of quality, price and service, and never on the basis of giving or receiving payments, gifts, entertainment or favors.

No Company funds or assets shall be used for any unlawful purpose. No employee shall purchase privileges or special benefits through payment of bribes, illegal political contributions, or other illicit payments.

No undisclosed or unrecorded fund or asset shall be established for any purpose.

No false or artificial entries shall be made in the books and records of the Company for any reason, and no employee shall engage in any arrangement that results in such prohibited act, even if directed to do so by a supervisor.

No payment shall be approved or made with the agreement or understanding that any part of such payment is to be used for any purpose other than that described by documents supporting the payment.

No payments of any kind (whether commissions, promotional expenses, personal expenses, free goods or whatever) shall be made to an unaffiliated distributor or sales agent (or employee or agent thereof) in any country other than that in which the sales were made or in which the distributor or sales agent has a substantial place of business. Such payments (sometimes referred to as "second-country" payments) may be made to other entities such as suppliers of goods and services provided:

- The laws of any involved country permit the payment and receipt of such "offshore" funds, as determined in advance of any commitment by competent local legal counsel in collaboration with the Johnson & Johnson Law Department,

- The transaction complies in all other respects with this Policy on Business Conduct, and

- The arrangements are set forth in a letter of understanding between our Company and the outside entity, and these letters are available for review by our internal and outside auditors.

The Presidents and Managing Directors of our companies have the primary responsibility to devise, establish and maintain an effective system of internal accounting controls, and to demonstrate that such controls are periodically appraised and documented. General guidelines relating to this appraisal function and documentation standards are available from the Vice President of Internal Auditing in New Brunswick.

Certificate of Compliance
With the
Johnson & Johnson
Policy on Business Conduct

Each year the senior management must sign a certificate of compliance with the Policy on Business Conduct, a sample of which is below. There is no need for you to sign and return this page.

I HEREBY CERTIFY:

1. I have read and I understand the above-captioned Policy.

2. I have examined the records of the above-named Company and determined that the Policy has been formally adopted by the board of directors or other governing body of our Company as a policy which by its terms is binding on all directors, officers and employees of our Company.

3. The Policy has been disseminated within our Company in a manner which, in my good-faith judgment, insures that all directors, officers and employees of such Company understand their responsibilities under the Policy.

4. Our management clearly recognizes primary responsibility to devise, establish and maintain an effective system of internal controls and can demonstrate that such controls are periodically appraised and documented.

5. Except as described in a list attached hereto and signed by me, our Company and all of the directors, officers and employees, to the best of my knowledge and good-faith belief, complied with the Policy at all times during the fiscal year indicated above.

Attachment D

Our Credo

We believe our first responsibility is to the doctors, nurses and patients, to mothers and fathers and all others who use our products and services. In meeting their needs everything we do must be of high quality. We must constantly strive to reduce our costs in order to maintain reasonable prices. Customers' orders must be serviced promptly and accurately. Our suppliers and distributors must have an opportunity to make a fair profit.

We are responsible to our employees, the men and women who work with us throughout the world. Everyone must be considered as an individual. We must respect their dignity and recognize their merit. They must have a sense of security in their jobs. Compensation must be fair and adequate, and working conditions clean, orderly and safe. We must be mindful of ways to help our employees fulfill their family responsibilities. Employees must feel free to make suggestions and complaints. There must be equal opportunity for employment, development and advancement for those qualified. We must provide competent management, and their actions must be just and ethical.

We are responsible to the communities in which we live and work and to the world community as well. We must be good citizens — support good works and charities and bear our fair share of taxes. We must encourage civic improvements and better health and education. We must maintain in good order the property we are privileged to use, protecting the environment and natural resources.

Our final responsibility is to our stockholders. Business must make a sound profit. We must experiment with new ideas. Research must be carried on, innovative programs developed and mistakes paid for. New equipment must be purchased, new facilities provided and new products launched. Reserves must be created to provide for adverse times. When we operate according to these principles, the stockholders should realize a fair return.

Johnson & Johnson

Johnson & Johnson
Policy on the Employment of Young Persons

This policy applies to the employment of persons under the age of 18 ("young persons") in the manufacture of any product, or any component of a product, by or for Johnson & Johnson or any of its affiliates worldwide.

Age, Health & Safety

No person under the age of 16 shall be employed. No person between the ages of 16 and 18 shall be employed unless such employment is in compliance with the health, safety and morals provisions of the International Labour Organization Convention 138 Concerning Minimum Age ("ILO Convention 138"), a summary of which is attached hereto.

Hours

No young person shall be required to work more than 48 hours of regularly scheduled time and 12 hours of overtime per week nor more than six days per week.

Laws & Regulations

No young person shall be employed unless such employment is in compliance with all applicable laws and regulations concerning age, hours, compensation, health and safety.

External Manufacturers

No manufacturer shall be engaged to manufacture any product, or any component of a product, for

Johnson & Johnson or any of its affiliates worldwide unless such manufacturer has entered into an enforceable written agreement to comply with this policy, submit to periodic compliance inspections, maintain the records necessary to demonstrate compliance and provide annual certifications of compliance. If any such manufacturer shall be found to be in breach of such agreement, the manufacturer's engagement shall be terminated. (See attached Model Compliance Provision for Contract Manufacturing Agreements.)

Exceptions & Interpretations

Upon good cause shown in a specific situation, an exception to the Age and Hours (but not Health & Safety) provisions of this policy may be granted by the responsible Executive Committee Member with the concurrence of the Vice President, Administration, if such exception is consistent with ILO Convention 138 and all applicable laws and regulations. (See attached summary of ILO convention 138.) Requests for definitive interpretations of this policy should be directed to the General Counsel.



MICHAEL H. ULLMANN
SECRETARY

ONE JOHNSON & JOHNSON PLAZA
NEW BRUNSWICK, NJ 08933-0026
(732) 524-2455
FAX: (732) 524-2185

February 8, 2002

VIA FEDERAL EXPRESS

Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549

RE: JOHNON & JOHNSON SHAREOWNER PROPOSAL ON "GLOBAL CORPORATE STANDARDS" (Securities Exchange Act of 1934 – Rule 14a-8)

Dear Ladies and Gentlemen:

Reference is made to the letter dated December 19, 2001 submitted by Johnson & Johnson in connection with a shareowner proposal received from The Benedictine Sisters Charitable Trust, as well as ten other shareowners who are also affiliated with the Interfaith Center for Corporate Responsibility.

As indicated on the attached correspondence, the shareowner proponent has, on behalf of itself and the co-filers, withdrawn the proposal.

Accordingly, we are withdrawing our no-action letter request.

Sincerely,

Michael H. Ullmann

Lap/attachment
cc: Co-Filers (via Registered Mail)

Pharmaceutialpricing.doc

2 pages
February 4, 2000

To: Michael Ullmann
From: Sr. Susan Mika
Re: Stockholder Resolution Withdrawal

Michael, I am sending this letter to withdraw the resolution. I am in New York this week. If you needed to reach me, my number is 212.870.2293 today through Thursday. I'll be back in my office next week. I am consulting with several people to see what dates to suggest for the border meeting.



Benedictine Sisters

Charitable Trust Fund
530 Bandera Road
San Antonio, TX 78228
210-735-4988 phone
210-735-2615 fax
February 4, 2002

Michael Ullmann
Corporate Secretary, Johnson and Johnson
One Johnson and Johnson Plaza
New Brunswick, NJ 08933-0026

Dear Michael Ullmann,

Thank you for your letter dated January 28, 2002. The shareholders who filed the Global Standards Resolution reviewed your letter and have decided to withdraw the resolution.

On behalf of Benedictine Sisters Charitable Trust and other co-filers, I withdraw the Global Standards Resolution which was filed.

We do want to pursue setting dates for the follow-up meetings with Johnson and Johnson. I would suggest that one be in the New York area and the other in the Juarez/El Paso area. The one in New York would focus on the Global Code discussion and critique of the Johnson and Johnson Sustainability Report. The date for this might vary – how much time do you need to study the preliminary critique which we provided at the January 9, 2002 meeting? The one at the U.S. / Mexico border would focus on the Purchasing Power Index Study -- *Making the Invisible Visible – Mexico 2000*. We would like to schedule that meeting in the next two months, if possible.

Thank you for your attention to this.

Sincerely,
Sr. Susan Mika
Sr. Susan Mika, OSB

Cc: Filers by email

PROPOSAL

Global Corporate Standards

Lead Proponent:

Sister Susan Mika
Benedictine Sisters Charitable Trust
530 Bandera Road
San Antonio, Texas 78228
Phone: 210-735-4988
Fax: 210-735-2615

Rev. Gordon Judd, CSB
Director, Corporate Responsibility
Sisters of Mercy Regional Community of Detroit
29000 Eleven Mile Road
Farmington Hills, MI 48336
Phone: 248-476-8000, X213
Fax: 24-477-0276

Mr. Adam Kanzer
General Counsel
Domini Social Investments LLC
536 Broadway, 7th Floor
New York, NY 10012-3915
Phone: 212-217-1100
Fax: 212-217-1101

Rev. Joseph P. LaMar, MM
Assistant Treasurer
Coordinator, Corporate Social Responsibility
Maryknoll Fathers & Brothers
P.O. Box 305
Maryknoll, NY 10545-0305
Phone: 914-941-7636, X2516
Fax: 914-944-9127

Mr. Jim Madden
Portfolio Manager
Progressive Improvement Management
721 NW Ninth Avenue, Suite 250
Portland, oregon 97209
Phone: 503-224-7828 / 877-211-0034
Fax: 503-224-5633

PROPOSAL

Global Corporate Standards

Sister Claire Regan
Corporate Responsibility Coordinator
Sisters of Charity, New York
Mount St. Vincent-on-Hudson
6301 Riverdale Avenue
Bronx, New York 10471-1093
Phone: 718-549-9200, X204
Fax: 718-884-3013

Sr. Stella Storch
CSA Justice Coordinator
1755 East Johnson Street
Fond du Lac, WI 54935
Phone: 920-923-2121
Fax: 920-923-3194

Mr. Mark A. Regier
Stewardship Investing Services Mgr.
MMA Proxis Mutual Funds
1110 North Main Street, P.O. Box 483
Goshen, IN 46527
Phone: 219-533-9511
800-348-7468
Fax: 219-533-5264

Ms. Cathy Rowan
Corporate Social Responsibility Coordinator
Maryknoll Sisters
P.O. Box 311
Maryknoll, NY 10545-0311
Phone: 914-941-7575

Brothers George Schmitz, CSC, Provincial
Congregation of Holy Cross
85 Overlook Circle
New Rochelle, NY 10804-4501
Phone: 914-632-4468
Fax: 914-632-2490

PROPOSAL

Global Corporate Standards

Ms. Connie J. Takamine
Treasurer
General Board of Global Ministries
Women's Division
The United Methodist Church
475 Riverside Drive
New York, NY 10115
Phone: 212-870-3600